UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Rua Castilho, 392 - 3º Andar Brooklin - São Paulo - SP CEP 04568-010 São Paulo - Brasil T: +5511 5102-2510 www.bakertillybr.com.br

(Free translation from the original issued in Portuguese. In the event of discrepancies, the Portuguese language version prevails).

Independent auditors’ review report on the consolidated and individual interim financial information

To the

Management and Shareholders of

Telefônica Brasil S.A.

São Paulo - SP

Introduction

We have reviewed the consolidated and individual interim financial information of Telefônica Brasil S.A. (“Company”), included in the Quarterly Information Form – “ITR” for the quarter ended March 31, 2024, which comprise the balance sheet as of March 31, 2024, and the respective statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month period then ended, including material accounting policies and other explanatory information.

The Company´s Management is responsible for preparing the consolidated and individual interim financial statements in accordance with the accounting standard CPC 21(R1) – Interim financial reporting and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and for presenting the aforementioned information in accordance with the standards issued by the Brazilian Securities Commission (CVM) that apply to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on such interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards for reviewing interim financial information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of the interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is substantially less than an audit conducted in accordance with audit standards and, as a result, we cannot provide assurance that we have discovered all the significant matters that could have been identified by an audit. Accordingly, we do not express an audit opinion.

1

Telefônica Brasil S.A. QUARTERLY INFORMATION	(A free translation of the original in Portuguese)

Conclusion on the Company and consolidated interim financial information

Based on our review we are not aware of any facts that lead us to believe the consolidated and individual interim financial information included in the aforesaid “ITR” has not been prepared, in all material respects, in accordance with the accounting standard CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information – ”ITR”, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Statement of Value Added

The aforementioned quarterly financial information includes consolidated and individual Statements of Value Added (DVA) for the three-month period ended March 31, 2024, which are the responsibility of Company’s Management and are presented as supplementary information for IAS 34 purpose. This financial statement was subject to review procedures conducted together with the review of the quarterly financial information, for the purpose to conclude whether it has been reconciled with the interim financial information and accounting records, as applicable, and if its form and content comply with the criteria set out in the accounting standard CPC09 – “Statements of Value Added”. Our review did not detect any facts that lead us to believe that the DVA has not been prepared, in all material respects, in accordance with the criteria established in this accounting standard and consistently in relation to the consolidated and individual interim financial statements taken as a whole.

São Paulo, April 30, 2024.

Baker Tilly 4Partners Auditores Independentes Ltda.

CRC 2SP-031.269/O-1

Nelson Varandas dos Santos

Accountant CRC 1SP-197.110/O-3

2

Telefônica Brasil S.A. QUARTERLY INFORMATION	(A free translation of the original in Portuguese)

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On March 31, 2024 and December 31, 2023
(In thousands of Reais)

		Company		Consolidated
ASSETS	Note	03.31.2024	12.31.2023	03.31.2024	12.31.2023

Current assets		22,221,603	18,209,928	23,496,464	19,244,962
Cash and cash equivalents	3	6,382,414	4,031,235	6,755,749	4,358,276
Financial investments	4	—	1,148	—	1,148
Trade accounts receivable	5	9,023,792	8,944,992	9,493,955	9,318,077
Inventories	6	1,021,060	805,855	1,036,717	822,814
Prepaid expenses	7	2,380,594	1,194,735	2,706,991	1,434,042
Income and social contribution taxes recoverable	8.a	743,217	723,227	774,406	752,593
Taxes, charges and contributions recoverable	9	1,960,938	1,893,438	2,009,902	1,937,770
Judicial deposits and garnishments	10	93,790	71,695	94,800	72,516
Dividends and interest on equity	18.a	2,503	2,503	51	51
Derivative financial instruments	31.a	7,180	8,107	7,180	8,336
Other assets	11	606,115	532,993	616,713	539,339

Non-current assets		100,427,956	101,536,631	100,362,779	101,493,018
Long-term assets		5,236,670	5,371,752	5,640,004	5,773,026
Financial investments	4	33,350	36,154	33,366	36,169
Trade accounts receivable	5	305,278	351,036	305,278	351,036
Prepaid expenses	7	1,564,312	1,472,064	1,565,027	1,472,615
Deferred taxes	8.c	—	—	172,190	177,245
Taxes, charges and contributions recoverable	9	591,814	675,132	592,099	675,305
Judicial deposits and garnishments	10	2,644,506	2,651,191	2,835,672	2,839,413
Derivative financial instruments	31.a	—	76,952	—	76,952
Other assets	11	97,410	109,223	136,372	144,291
Investments	12.b	1,117,180	1,086,115	451,288	438,870
Property, plant and equipment	13.a	45,612,543	46,287,357	45,640,819	46,318,147
Intangible assets	14.a	48,461,563	48,791,407	48,630,668	48,962,975

TOTAL ASSETS		122,649,559	119,746,559	123,859,243	120,737,980

1

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On March 31, 2024 and December 31, 2023
(In thousands of Reais)

		Company		Consolidated
LIABILITIES AND EQUITY	Note	03.31.2024	12.31.2023	03.31.2024	12.31.2023

Current liabilities		22,456,430	19,467,043	23,257,570	20,084,184
Personnel, social charges and benefits	15	913,518	1,133,158	976,543	1,204,183
Trade accounts payable	16	9,115,874	7,935,069	9,450,566	8,169,945
Income and social contribution taxes payable	8.b	21,347	1,050	23,686	3,515
Taxes, charges and contributions payable	17	1,562,355	1,561,819	1,608,027	1,605,505
Dividends and interest on equity	18.b	2,500,268	2,245,432	2,502,720	2,247,884
Provision and contingencies	19.a	1,070,523	896,936	1,075,886	900,971
Financing, debentures and leases	20.a	4,384,233	4,446,577	4,413,722	4,475,660
Deferred income	21	727,303	738,343	1,028,960	960,078
Derivative financial instruments	31.a	480	6,948	480	6,948
Other liabilities	22	2,160,529	501,711	2,176,980	509,495

Non-current liabilities		31,528,453	30,712,721	31,875,892	31,026,476
Personnel, social charges and benefits	15	32,795	59,675	53,166	81,151
Income and social contribution taxes payable	8.b	208,749	197,155	208,749	197,155
Taxes, charges and contributions payable	17	4,758,282	3,835,231	4,819,877	3,895,732
Deferred taxes	8.c	3,418,738	3,418,740	3,418,738	3,418,740
Provision and contingencies	19.a	7,062,911	6,953,316	7,192,475	7,081,666
Financing, debentures and leases	20.a	13,987,006	14,169,127	14,111,803	14,261,567
Deferred income	21	138,497	124,282	140,420	126,525
Derivative financial instruments	31.a	15,733	87,755	15,733	87,755
Other liabilities	22	1,905,742	1,867,440	1,914,931	1,876,185

TOTAL LIABILITIES		53,984,883	50,179,764	55,133,462	51,110,660

Equity		68,664,676	69,566,795	68,664,676	69,566,795
Capital	23.a	62,071,416	63,571,416	62,071,416	63,571,416
Capital reserves	23.c	63,095	63,095	63,095	63,095
Income reserves	23.d	5,905,115	5,885,575	5,905,115	5,885,575
Retained earnings		576,091	—	576,091	—
Equity valuation adjustment	23.f	48,959	46,709	48,959	46,709

Non-controlling shareholders	23.g	—	—	61,105	60,525

TOTAL EQUITY		68,664,676	69,566,795	68,725,781	69,627,320

TOTAL LIABILITIES AND EQUITY		122,649,559	119,746,559	123,859,243	120,737,980

2

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF INCOME
Three-month periods ended March 31, 2024 and 2023
(In thousands of Reais, unless otherwise stated)

		Company		Consolidated
	Note	03.31.2024	03.31.2023	03.31.2024	03.31.2023

Net operating revenue	24	13,056,795	12,176,790	13,545,635	12,720,910

Cost of sales and services	25	(7,133,806)	(6,752,707)	(7,518,492)	(7,213,396)

Gross profit		5,922,989	5,424,083	6,027,143	5,507,514

Operating income (expenses)		(4,024,715)	(3,741,434)	(4,116,655)	(3,831,629)
Selling expenses	25	(3,188,342)	(3,025,761)	(3,236,869)	(3,095,279)
General and administrative expenses	25	(728,466)	(692,445)	(750,337)	(709,868)
Other operating income (expense), net	26	(117,603)	(6,966)	(129,331)	(20,273)
Share of results in investees – equity method	12.c	9,696	(16,262)	(118)	(6,209)

Operating income		1,898,274	1,682,649	1,910,488	1,675,885

Financial income (expense), net	27	(690,864)	(663,005)	(686,757)	(657,392)

Income before taxes		1,207,410	1,019,644	1,223,731	1,018,493

Income and social contribution taxes	8.d	(311,779)	(184,975)	(327,622)	(183,905)

Net income for the period		895,631	834,669	896,109	834,588

Attributable to:
Controlling shareholders	23.h	895,631	834,669	895,631	834,669
Non-controlling shareholders	23.h	—	—	478	(81)

Basic and diluted earnings per common share (in R$)	23.i	0.54	0.50

3

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Three-month periods ended March 31, 2024 and 2023
(In thousands of Reais, unless otherwise stated)

		Capital reserves			Income reserves
	Capital	Special goodwill reserve	Treasury shares	Other capital reserves	Legal reserve	Treasury shares	Tax incentive reserve	Reserve for remuneration to shareholders and investments	Retained earnings	Proposed additional dividends	Equity valuation adjustment	Parent Company equity	Non-controlling shareholders	Consolidated equity

Balance on December 31, 2022	63,571,416	63,074	(607,443)	693,778	3,589,552	—	214,449	—	—	826,731	52,183	68,403,740	52,107	68,455,847
Appropriation to tax incentive reserve	—	—	—	—	—	—	21,839	—	(21,839)	—	—	—	—	—
Cancellation of common shares	—	—	607,443	(607,443)	—	—	—	—	—	—	—	—	—	—
Repurchase of common shares for treasury	—	—	(71,967)	—	—	—	—	—	—	—	—	(71,967)	—	(71,967)
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	—	200	200
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	(2,244)	(2,244)	—	(2,244)
Net income for the period	—	—	—	—	—	—	—	—	834,669	—	—	834,669	(81)	834,588
Interim interest on equity	—	—	—	—	—	—	—	—	(396,000)	—	—	(396,000)	—	(396,000)
Balance on March 31, 2023	63,571,416	63,074	(71,967)	86,335	3,589,552	—	236,288	—	416,830	826,731	49,939	68,768,198	52,226	68,820,424
Payment of additional 2022 dividend	—	—	—	—	—	—	—	—	—	(826,731)	—	(826,731)	—	(826,731)
Unclaimed dividends and interest on equity	—	—	—	—	—	—	—	—	139,766	—	—	139,766	—	139,766
Appropriation to tax incentive reserve	—	—	—	—	—	—	77,293	—	(77,293)	—	—	—	—	—
Cancellation of common shares	—	—	86,143	(86,143)	—	—	—	—	—	—	—	—	—	—
Repurchase of common shares for treasury	—	—	(14,370)	—	—	(402,421)	—	—	—	—	—	(416,791)	—	(416,791)
Equity equivalence in equity transactions in investees	—	—	—	23	—	—	—	—	—	—	—	23	—	23
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	—	311	311
Other comprehensive income	—	—	—	—	—	—	—	—	(99,160)	—	(3,230)	(102,390)	203	(102,187)
Net income for the period	—	—	—	—	—	—	—	—	4,194,720	—	—	4,194,720	10,669	4,205,389
Allocation of income:
Legal reserve	—	—	—	—	251,470	—	—	—	(251,470)	—	—	—	—	—
Interim interest on equity	—	—	—	—	—	—	—	—	(2,190,000)	—	—	(2,190,000)	(2,884)	(2,192,884)
Cancellation of common shares	—	—	—	—	—	402,421	—	—	(402,421)	—	—	—	—	—
Reserve for remuneration to shareholders and investments	—	—	—	—	—	—	—	1,730,972	(1,730,972)	—	—	—	—	—
Balance on December 31, 2023	63,571,416	63,074	(194)	215	3,841,022	—	313,581	1,730,972	—	—	46,709	69,566,795	60,525	69,627,320
Share Capital Reduction - ESM 01/24/24	(1,500,000)	—	—	—	—	—	—	—	—	—	—	(1,500,000)	—	(1,500,000)
Appropriation to tax incentive reserve	—	—	—	—	—	—	19,540	—	(19,540)	—	—	—	—	—
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	—	102	102
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	2,250	2,250	—	2,250
Net income for the period	—	—	—	—	—	—	—	—	895,631	—	—	895,631	478	896,109
Interim interest on equity	—	—	—	—	—	—	—	—	(300,000)	—	—	(300,000)	—	(300,000)
Balance on March 31, 2024	62,071,416	63,074	(194)	215	3,841,022	—	333,121	1,730,972	576,091	—	48,959	68,664,676	61,105	68,725,781

4

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Three-month periods ended March 31, 2024 and 2023
(In thousands of Reais)

	Company		Consolidated
	03.31.2024	03.31.2023	03.31.2024	03.31.2023
Net income for the period	895,631	834,669	896,109	834,588

Other net comprehensive income that may be reclassified to income in subsequent years	2,246	(2,201)	2,246	(2,201)
Gains (losses) on derivative financial instruments	1,820	(1,706)	1,820	(1,706)
Taxes	(619)	580	(619)	580

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	1,045	(1,075)	1,045	(1,075)

Other net comprehensive income that cannot be reclassified to income in subsequent years	4	(43)	4	(43)
Unrealized gains (losses) on financial assets at fair value through other comprehensive income	6	(65)	6	(65)
Taxes	(2)	22	(2)	22

Other comprehensive income	2,250	(2,244)	2,250	(2,244)

Comprehensive income for the period – net of taxes	897,881	832,425	898,359	832,344

Attributable to:
Controlling shareholders	897,881	832,425	897,881	832,425
Non-controlling shareholders	—	—	478	(81)

5

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF ADDED VALUE
Three-month periods ended March 31, 2024 and 2023
(In thousands of Reais, unless otherwise stated)

	Company		Consolidated
	03.31.2024	03.31.2023	03.31.2024	03.31.2023
Revenues	15,697,942	14,611,075	16,206,695	15,175,364
Sale of goods and services	15,724,455	14,549,955	16,275,963	15,172,215
Other revenues	335,279	367,173	329,034	356,596
Allowance for expected accounts receivable losses	(361,792)	(306,053)	(398,302)	(353,447)

Inputs acquired from third parties	(5,805,301)	(5,893,100)	(6,171,567)	(6,201,327)
Cost of goods and products sold and services rendered	(3,929,931)	(4,086,763)	(4,306,334)	(4,398,197)
Materials, electric energy, third-party services and other expenses	(1,914,359)	(1,904,084)	(1,903,424)	(1,900,641)
Loss/recovery of assets	38,989	97,747	38,191	97,511

Gross value added	9,892,641	8,717,975	10,035,128	8,974,037

Withholdings	(3,360,201)	(3,177,306)	(3,366,327)	(3,260,346)
Depreciation and amortization	(3,360,201)	(3,177,306)	(3,366,327)	(3,260,346)

Net value added produced	6,532,440	5,540,669	6,668,801	5,713,691

Value added received in transfer	307,358	414,028	313,312	449,946
Share of results in investees – equity method	9,696	(16,262)	(118)	(6,209)
Financial income	297,662	430,290	313,430	456,155

Total undistributed value added	6,839,798	5,954,697	6,982,113	6,163,637

Distribution of value added	6,839,798	5,954,697	6,982,113	6,163,637

Personnel, social charges and benefits	1,475,828	1,401,815	1,558,501	1,474,061
Direct compensation	971,397	920,807	1,026,665	969,293
Benefits	437,071	417,782	458,735	437,285
Government Severance Indemnity Fund for Employees (FGTS)	67,360	63,226	73,101	67,483
Taxes, charges and contributions	3,131,571	2,363,374	3,181,068	2,471,871
Federal	1,398,580	1,153,409	1,437,835	1,222,655
State	1,673,623	1,143,204	1,674,556	1,174,379
Local	59,368	66,761	68,677	74,837
Debt remuneration	1,336,768	1,354,839	1,346,435	1,383,117
Interest	976,234	1,069,106	986,575	1,087,960
Rental	360,534	285,733	359,860	295,157
Equity remuneration	895,631	834,669	896,109	834,588
Interest on equity distribution	300,000	396,000	300,000	396,000
Retained profit	595,631	438,669	595,631	438,669
Non-controlling shareholders	—	—	478	(81)

6

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CASH FLOWS
Three-month periods ended March 31, 2024 and 2023
(In thousands of Reais, unless otherwise stated)

	Company		Consolidated
	03.31.2024	03.31.2023	03.31.2024	03.31.2023
Cash flows from operating activities

Income before taxes	1,207,410	1,019,644	1,223,731	1,018,493
Adjustment for:
Depreciation and amortization	3,360,202	3,177,306	3,366,327	3,260,346
Foreign exchange accruals on loans and derivative financial instruments	(4,911)	11,449	(5,315)	11,449
Interest and indexation accruals on assets and liabilities	226,395	153,160	225,592	152,222
Share of results in investees – equity method	(9,696)	16,262	118	6,209
Gains on write-off/sale of assets	(52,409)	(105,603)	(51,604)	(105,517)
Impairment losses – trade accounts receivable	361,792	306,053	398,302	353,447
Change in liability provision	211,600	183,896	221,200	132,546
Write-off and reversals for allowance for inventory impairment	13,309	7,596	13,302	7,741
Pension plans and other post-retirement benefits	18,585	13,802	19,031	14,159
Provision for lawsuits	168,951	154,942	169,896	157,036
Interest expenses (loans, financing, leases and derivative transactions)	537,499	571,544	542,381	583,492
Other	(697)	(983)	(1,108)	(14,272)

Changes in assets and liabilities
Trade accounts receivable	(404,851)	88,761	(530,814)	(113,760)
Inventories	(228,514)	(349,926)	(222,121)	(349,932)
Taxes recoverable	(4,172)	(246,255)	(19,836)	(271,537)
Prepaid expenses	(646,639)	(635,484)	(741,519)	(539,050)
Other assets	(51,148)	27,563	(63,832)	(63,085)
Personnel, social charges and benefits	(246,520)	(212,166)	(255,625)	(218,982)
Trade accounts payable	1,097,463	1,284,349	1,163,410	1,511,992
Taxes, charges and contributions	251,202	893,716	264,915	887,974
Provisions for legal claims, amounts to be refunded to customers and provision for fines for cancellation of lease contracts	(151,717)	(751,609)	(152,110)	(783,748)
Other liabilities	170,490	(13,067)	286,829	(51,034)
	4,616,214	4,575,306	4,627,419	4,567,696

Cash generated from operations	5,823,624	5,594,950	5,851,150	5,586,189

Interest paid on loans, financing, debentures and leases	(626,588)	(596,860)	(628,928)	(615,893)
Income and social contribution taxes paid	(284,595)	(190,617)	(297,016)	(199,912)

Net cash generated by operating activities	4,912,441	4,807,473	4,925,206	4,770,384

Cash flows from investing activities
Additions to PP&E, intangible assets and others	(1,999,042)	(1,310,153)	(2,004,826)	(1,321,951)
Proceeds from sale of PP&E	86,273	132,786	86,273	132,786
Payment for acquisition of investments and capital subscribed in subsidiary	(20,317)	(42,920)	(11,484)	(50,279)
Receipts net of judicial deposits	21,129	37,337	20,653	39,050
Cash and cash equivalents received upon the acquisition of companies	—	598,581	—	2,540
Cash received upon sale of investments	—	—	—	20,000

Net cash used in investing activities	(1,911,957)	(584,369)	(1,909,384)	(1,177,854)

Cash flows from financing activities
New financing	—	—	32,000	—
Payments of loans, financing, debentures and leases	(649,331)	(579,380)	(650,504)	(592,194)
Receipts – derivative financial instruments	3,835	3,918	3,867	3,918
Payments – derivative financial instruments	(3,645)	(26,109)	(3,650)	(26,109)
Payment for acquisitions of shares for treasury	—	(71,967)	—	(71,967)
Dividend and interest on equity paid	(164)	(1,316)	(164)	(1,316)
Capital subscriptions made by noncontrolling shareholders in subsidiaries	—	—	102	200

Net cash used in financing activities	(649,305)	(674,854)	(618,349)	(687,468)

Increase in cash and cash equivalents	2,351,179	3,548,250	2,397,473	2,905,062

Cash and cash equivalents at beginning of the period	4,031,235	1,359,061	4,358,276	2,273,834
Cash and cash equivalents at end of the period	6,382,414	4,907,311	6,755,749	5,178,896

7

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

1.    OPERATIONS

a)   Background information

Telefônica Brasil S.A. (the “Company“ or “Telefônica Brasil“) is a publicly-held corporation whose main corporate purpose is operating telecommunications services; the development of activities necessary or complementary to the execution of such services, in accordance with the concessions, authorizations and permissions granted; rendering value-added services; offering integrated solutions, management and provision of services related to: (i) data centers, including hosting and co-location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; and (v) electronic security systems; licensing and sublicensing of software of any nature, among other activities.

The Company's principal offices are located at 1376, Engenheiro Luiz Carlos Berrini Avenue, in the city and state of São Paulo, Brazil. It is a member of the Telefónica Group (“Group“), based in Spain which operates in several countries across Europe and Latin America.

Telefónica S.A. (“Telefónica“), the Group holding company, held a total direct and indirect interest in the Company of 75.29% on March 31, 2024 and December 31, 2023 (Note 23.a).

The Company is registered with the Brazilian Securities Commission (“CVM“) and its shares are traded on the B3. It is also registered with the U.S. Securities and Exchange Commission (“SEC“) and its American Depositary Shares (“ADSs“), backed by its common shares, are traded on the New York Stock Exchange (“NYSE“).

b)	Operations

The Company renders the following services: (i) Fixed Switched Telephone Service Concession Arrangement (“STFC“); (ii) Multimedia Communication Service (“SCM“, data communication, including broadband internet); (iii) Personal Mobile Service (“SMP“); and (iv) Conditioned Access Service (“SEAC“ – Pay TV) and (v) Private Limited Service (“SLP“), throughout Brazil, through concessions and authorizations, in addition to other activities.

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency (“ANATEL“), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 – General Telecommunications Law (“Lei Geral das Telecomunicações“ – LGT).

In accordance with the STFC service concession agreement, every two years, over the life of the agreement's 20-year term ending on December 31, 2025, the Company will pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 22).

Before Law no. 13.879 / 2019 came into effect, authorizations for the use of radio frequencies were commonly granted for 15 years and could be extended only once, for the same term. Following the normative changes in the aforementioned Law, successive extensions of authorization grants were allowed, though the current terms were only clarified by Decree no. 10.402 / 2020 which detailed the requirements related to the new successive extension regime; the current authorizations are also covered by the new regime.

The Decree defined ANATEL's parameters for evaluating the scope of extension requests, such as ensuring the efficient use of radio frequencies, competitive aspects, meeting the public interest and fulfilling obligations already assumed with ANATEL.

8

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

Currently, every two years, following the first extension, the Company must pay a charge equivalent to 2% of revenues earned through the SMP provision in the year prior, net of taxes and social contributions (Note 22), and for certain terms, in the 15th year, the Company will pay the equivalent of 1% of its prior-year revenue. The calculation considers the net revenue from Basic and Alternative Service Plans.

In July 2018, ANATEL published Resolution No. 695 with a new public spectrum price regulation. This Resolution established new criteria for the costs of extending licenses. The formula considers factors such as authorization time, revenue earned in the region and amount of spectrum used by the provider. In addition, there is provision for part of the payment to be converted into investment commitments. However, the applicability of the calculation methodology contained in the aforementioned Resolution in specific cases of extension of authorizations depends on an assessment by ANATEL. In this sense, it is worth clarifying that ANATEL has recently been adopting different calculation methods for valuing authorization extensions. Still within this context, in November 2023, ANATEL submitted to public consultation the review of the Spectrum Use Regulation (“RUE”), approved by Resolution No. 671, of November 3, 2016. The draft submitted by ANATEL revokes Resolution No. 695/2018 and directly consolidates in the RUE the rules associated with the valuation of authorizations for the use of the radio frequency spectrum, also establishing as a standard methodology for both the Cash flow method discounted at net present value (“VPL”) .

Further details of the Company's licenses/authorizations are presented in Note 14.b.

c)	Corporate events in 2024

c.1) Establishment of the joint venture with Auren

On December 18, 2023, the Company signed an investment agreement with Auren Energia S.A., through its subsidiary Auren Comercializadora de Energia Ltda. (together, “Auren”), to establish a joint venture, in which each shareholder will hold a 50% equity interest, focused on the commercialization of customized renewable energy solutions throughout Brazil (“Operation”).

In the first quarter of 2024, the Operation was authorized by the General Superintendence of the Administrative Council for Economic Defense (“CADE”) and by the European antitrust body. Thus, on March 15, 2024, the Operation was closed, when the Company and Auren made capital contributions of R$10,319 each in the joint venture Gud Comercializadora de Energia S.A. (“GUD”) and, on March 11, April 2024, the procedure to obtain the licenses and regulatory authorizations necessary for the development of GUD's business began.

9

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

The joint venture relies on the experience of two key brands in its business: Auren, a reference in renewable energy generation and leader in energy sales in the country; and the Company, leader in the Brazilian telecommunications market, with more than 112 million accesses (as of December 2023), and a reference digital platform in technology and connectivity, with growing presence in B2C and B2B digital ecosystems. By associating Auren's performance in the generation and commercialization of energy on a Company scale, with its digital penetration and distribution capacity, GUD intends to position itself in the free energy market in Brazil, the opening of which has been implemented gradually and, since January 2024, is accessible to business sector customers connected to the high voltage network with demand below 500kW. The joint venture's potential operating market is estimated at more than 72 thousand large companies including factories, offices and commercial establishments, in addition to preparing itself to, in the future, operate in low voltage and residential businesses in a scenario of total opening of the Brazilian electricity market. With the Operation, the Company reinforces its positioning, generating a better experience by increasing the value proposition for its customers, as well as standing out for its commitment to Environmental, Social and Corporate Governance (“ASG”) pillars.

c.2) Constitution of Vivo Pay Holding Financeira Ltda. (“Vivo Pay”)

On February 2, 2024, the Company formed a single-person limited liability company called Vivo Pay Holding Financeira Ltda., whose exclusive purpose is to hold equity interests in institutions authorized to operate by the Central Bank of Brazil, as a partner or shareholder, as per the case. The Company made a capital contribution of R$5,000 to Vivo Pay, through the issuance of 5,000,000 shares with a nominal value of R$1.00 (one real) each, in favor of the Company.

c.3) Reduction of the Company's share capital

On January 24, 2024, the Company's Extraordinary General Meeting (“AGE”) approved the reduction of its share capital from R$63,571,416 to R$62,071,416, therefore, a reduction of R$1,500,000, without canceling shares, keeping the number of shares and the percentage of shareholders' participation in the Company's share capital unchanged (“Reduction”).

After complying with all applicable legal requirements, the Reduction became fully effective and will be implemented through the refund to shareholders included in the Company's records at the end of April 10, 2024, in national currency, at R$0.90766944153 per common share issued by the Company, to be paid in a single installment on July 10, 2024.

d) Tax Reform on consumption

On December 20, 2023, Constitutional Amendment (“EC”) No. 132 was enacted, which establishes the Tax Reform (“Reform”) on consumption. Several topics, including the rates of new taxes, are still pending regulation by Complementary Laws (“LC”), which must be sent for evaluation by the National Congress within 180 days. The Reform model is based on a VAT divided (“dual VAT”) into two competences, one federal (Contribution on Goods and Services - CBS) and one sub-national (Tax on Goods and Services - IBS), which will replace PIS taxes , COFINS, ICMS and ISS.

A Selective Tax (“IS”) of federal jurisdiction was also created, which will apply to the production, extraction, commercialization or import of goods and services harmful to health and the environment, under the terms of LC, and there is an express provision that IS cannot apply to telecommunications services. There will be a transition period from 2026 to 2032, in which the two tax systems (old and new) will coexist. The impacts of the Reform on the calculation of the aforementioned taxes, from the beginning of the transition period, will only be fully known when the process of regulating pending issues by LC is finalized.

10

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

As the changes will be applied prospectively, there is no effect of the Reform on the individual and consolidated quarterly information (“ITRs”) for the period ended March 31, 2024.

2.	BASIS OF PREPARATION AND PRESENTATION OF INDIVIDUAL AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
a)	Statement of compliance

The individual (Parent Company) and consolidated (Consolidated) quarterly information (“ITRs”) were prepared and are being presented in accordance with Technical Pronouncement CPC 21 - Interim Statements, issued by the Accounting Pronouncements Committee (“CPC”) and with international standards IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”), currently called “IFRS accounting standards” (IFRS® Accounting Standards), including interpretations issued by the IFRS Interpretations Committee (IFRIC® Interpretations) or its body predecessor, Standing Interpretations Committee (SIC® Interpretations) and in a manner consistent with the deliberations issued by the CVM, applicable to the preparation of ITRs.

All relevant information specific to the individual and consolidated ITRs, and only this information, is being disclosed and corresponds to that used in the management of the Company's Administration.

b)   Basis of preparation and presentation

The individual and consolidated ITRs were prepared considering historical cost as the value basis (except when different criteria were required) and adjusted to reflect the evaluation of assets and liabilities measured at fair value.

Assets and liabilities are classified as current when it is probable that their realization or settlement will occur within the next 12 months (normal operating cycle). Otherwise, they are classified and demonstrated as non-current. The only exception refers to the balances of deferred tax assets and liabilities, which are classified and fully demonstrated as non-current.

The Cash Flow Statements were prepared in accordance with IAS 7/CPC 03 and reflect the changes in cash that occurred in the periods presented, using the indirect method.

The accounting standards adopted in Brazil require the presentation of the Statement of Added Value (“DVA”), individual and consolidated, while IFRS standards do not require its presentation. The DVA was prepared in accordance with technical pronouncement CPC 09 and is being presented as supplementary information, without prejudice to the set of individual and consolidated ITRs.

These ITRs compare the quarters ended March 31, 2024 and 2023, except in relation to the balance sheets that compare the positions on March 31, 2024 with December 31, 2023.

The Company's ITRs were approved by the Board of Directors, at a meeting held on April 30, 2024.

11

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

c)   Functional and reporting currency

Individual and consolidated ITRs are presented in thousands of reais (unless otherwise mentioned). The Company's functional and presentation currency is the Real (R$).

Transactions in foreign currency are converted into the Real as follows: (i) assets, liabilities and equity (except share capital and capital reserves) are converted at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are converted at the average exchange rate, except for specific operations that are converted at the rate on the date of the transaction; and (iii) share capital and capital reserves are converted at the rate on the date of the transaction.

Gains and losses resulting from the conversion of investments abroad are recognized in the statement of comprehensive income. Gains and losses resulting from the conversion of monetary assets and liabilities between the exchange rate in force on the date of the transaction and the end of the years (except the conversion of investments abroad) are recognized in the income statement.

d)   Basis of consolidation

Equity interests in controlled or jointly controlled companies are valued using the equity method in the individual quarterly information. In the consolidated quarterly information, the investment and all balances of assets and liabilities, income and expenses arising from transactions and equity interest in subsidiaries are eliminated in full. Investments in jointly controlled companies are maintained under the equity method in the consolidated quarterly information.

The information relating to direct and jointly controlled subsidiaries is the same as in explanatory note 12) Investments, disclosed in the financial statements for the fiscal year ended December 31, 2023 except for the events: (i) formation of the joint venture with Auren ( note 1.c.1) and; (ii) constituition of Vivo Pay (note 1.c.2).

Some relevant information about the investees is presented in note 12.

e)   Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated on a regular basis by the chief operating decision maker in determining how to allocate resources to an individual segment and in evaluating the segment's performance. Bearing in mind that: (i) all decisions made by administrators and managers are made based on consolidated reports; (ii) the mission of the Company and its subsidiaries is to provide its customers with quality telecommunications services; and (iii) all decisions relating to strategic, financial planning, purchasing, investments and application of resources are made on a consolidated basis, the Management's conclusion is that the Company and its subsidiaries operate in a single operational segment providing services telecommunications.

f)    Significant accounting practices

The information in the explanatory notes that did not undergo significant changes compared to December 31, 2023 was not fully repeated in these ITRs.

The accounting policies adopted in the preparation of the Company's ITRs for the quarter ended March 31, 2024 are consistent with those used in the preparation of the consolidated financial statements for the year ended December 31, 2023, and should be analyzed in conjunction with these financial statements.

12

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

The Company did not adopt in advance any statement or interpretation that was issued, the application of which is not mandatory.

g)	Significant accounting judgments estimates and assumptions

The preparation of individual and consolidated ITRs requires the use of certain critical accounting estimates and the exercise of judgment by the Company's Management in applying its accounting policies. These estimates are based on experience, best knowledge, information available at the fiscal year end date and other factors, including expectations of future events that are believed to be reasonable in the circumstances. The settlement of transactions involving these estimates may result in values that differ from those recorded in the ITRs due to the criteria inherent to the estimation process. The Company reviews its estimates at least annually.

The significant and relevant estimates and judgments applied by the Company in the preparation of these ITRs have not changed in relation to those presented in the following explanatory notes to the financial statements for the fiscal year ended December 31, 2023: accounts receivable; Income tax and social contribution; immobilized; intangible; provision and contingencies; loans and financing, debentures, leases and other creditors; pension plans and other post-employment benefits; and financial instruments and capital and risk management.

3.    CASH AND CASH EQUIVALENTS

	Company		Consolidated
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Short-term investments(1)	6,240,727	3,965,584	6,557,832	4,289,932
Cash and banks(2)	141,687	65,651	197,917	68,344
Total	6,382,414	4,031,235	6,755,749	4,358,276

(1)	Highly liquid short-term investments basically comprise Bank Deposit Certificates ("CDB") and Repurchase Agreements with first tier rated financial institutions, indexed to the Interbank Deposit Certificate ("CDI") rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments are recorded as financial income. On March 31, 2024, the average remuneration of these short-term investments corresponded to 100,32% of the CDI (101.5% on December 31, 2023).
(2)	On March 31, 2024 and December 31, 2023, the Consolidated balances included R$25,953 and R$19,474, respectively, related to the Financial Clearing House, with a Telefónica Group company (Note 28)

4.    FINANCIAL INVESTMENTS

	Company		Consolidated
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Guarantee for legal proceedings(1)	33,350	36,154	33,366	36,169
Investment fund – FIDC	—	1,148	—	1,148
Total	33,350	37,302	33,366	37,317

Current	—	1,148	—	1,148
Non-current	33,350	36,154	33,366	36,169

(1)	Refer to financial investments in guarantees for lawsuits (Notes 19 and 33.b).

13

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

5.    TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Services and goods(1)	10,772,280	10,810,457	11,017,770	10,996,158
Interconnection amounts(1 (2))	714,940	611,916	795,078	683,876
Vivo Money FIDC	—	—	421,698	358,000
Related parties (Note 28)(1)	112,215	118,751	63,245	68,924
Gross accounts receivable	11,599,435	11,541,124	12,297,791	12,106,958
Estimated impairment losses	(2,270,365)	(2,245,096)	(2,498,558)	(2,437,845)
Net accounts receivable	9,329,070	9,296,028	9,799,233	9,669,113

Current	9,023,792	8,944,992	9,493,955	9,318,077
Non-current	305,278	351,036	305,278	351,036

(1)	The consolidated amounts include: (i) R$2,628,068 and R$2,551,270 to be billed to customers on March 31, 2024 and December 31, 2023, respectively
(2)	Refer to billed amounts from other telecommunications operators.

The consolidated balances of contractual assets with customers were R$109,282 and R$93,106 on March 31, 2024 and December 31, 2023, respectively.

Consolidated balances of non-current trade accounts receivable include:

	Company / Consolidated
	03.31.2024	12.31.2023
B2B merchandise resale portion – 24 months	169,879	207,405
Vivo TECH product(1)	411,001	424,404
Nominal amount receivable	580,880	631,809
Deferred financial income	(65,219)	(73,696)
Present value of accounts receivable	515,661	558,113
Estimated impairment losses	(210,383)	(207,077)
Net amount receivable	305,278	351,036

(1)	The maturity schedule of the nominal amounts and the present value of the Vivo TECH product does not exceed five years.

On March 31, 2024, and December 31, 2023, no customer represented more than 10% of trade accounts receivable, net.

14

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

Amounts receivable, net of the allowance for expected accounts receivable losses, classified by maturity, are as below:

	Company		Consolidated
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Falling due	7,573,660	7,539,057	7,914,377	7,887,693
Overdue – 1 to 30 days	1,068,262	1,067,890	1,165,756	1,134,381
Overdue – 31 to 60 days	263,270	257,457	278,613	270,926
Overdue – 61 to 90 days	136,943	135,787	144,428	140,426
Overdue – 91 to 120 days	145,218	139,993	149,228	138,234
Overdue – over 120 days	141,717	155,844	146,831	97,453
Total	9,329,070	9,296,028	9,799,233	9,669,113

The changes in the allowance for expected accounts receivable losses were:

	Company	Consolidated
Balance on December 31, 2022	(2,281,581)	(2,396,382)
Supplement to estimated losses, net of reversal (Note 25)	(306,053)	(353,447)
Write-off	201,463	209,290
Merger – Garliava	(55,725)	—
Balance on March 31, 2023	(2,441,896)	(2,540,539)
Supplement to estimated losses, net of reversal	(907,948)	(1,009,231)
Write-off	1,104,748	1,111,925
Balance on December 31, 2023	(2,245,096)	(2,437,845)
Supplement to estimated losses, net of reversal (Note 25)	(361,792)	(398,302)
Write-off	336,523	337,589
Balance on March 31, 2024	(2,270,365)	(2,498,558)

6.    INVENTORIES

	Company		Consolidated
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Materials for resale(1)	1,073,626	819,480	1,089,323	836,799
Materials for consumption	41,979	37,248	43,416	38,422
Other inventories	2,182	39,263	2,232	39,263
Gross inventories	1,117,787	895,991	1,134,971	914,484
Estimated losses from impairment or obsolescence(2)	(96,727)	(90,136)	(98,254)	(91,670)
Net inventories	1,021,060	805,855	1,036,717	822,814

(1)	This includes, among others, mobile phones, SIMcards (chips) and IT equipment in stock.
(2)	Additions and reversals of the provision for inventory losses and obsolescence are included in Cost of goods sold (Note 25).

15

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

7.    PREPAID EXPENSES

	Company		Consolidated
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Incremental costs (customers' contracts)(1)	2,100,781	1,986,764	2,100,781	1,986,764
Fistel Fee(2)	1,024,666	—	1,024,666	—
Software and networks maintenance	363,443	206,649	686,016	397,931
Advertising and publicity	152,451	197,309	152,453	197,315
Personal	93,959	116,934	96,713	120,138
Financial charges	123,035	101,743	123,035	101,743
Rental	18,280	20,067	18,280	20,067
Insurance	9,637	—	9,792	—
Other prepaid expenses	58,654	37,333	60,282	82,699
Total	3,944,906	2,666,799	4,272,018	2,906,657

Current	2,380,594	1,194,735	2,706,991	1,434,042
Non-current	1,564,312	1,472,064	1,565,027	1,472,615

(1)	Incremental costs for contracts with customers comprise substantially sales commissions paid to partners to obtain customer contracts, which as per IFRS 15 are deferred as income in accordance with the term of the contract and/or economic benefit to be generated, usually two to six years.
(2)	Refers to the remaining portion of the Inspection and Operation Fee amounts, which will be fully amortized by the end of 2024.

8.    INCOME AND SOCIAL CONTRIBUTION TAXES

a)   Income and Social Contribution taxes recoverable

	Company		Consolidated
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Income taxes	646,970	626,771	672,499	649,400
Social contribution taxes	96,247	96,456	101,907	103,193
Total	743,217	723,227	774,406	752,593

b)   Income and Social Contribution taxes payable

	Company		Consolidated
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Income taxes	173,803	148,088	175,485	149,763
Social contribution taxes	56,293	50,117	56,950	50,907
Total	230,096	198,205	232,435	200,670

Current	21,347	1,050	23,686	3,515
Non-current	208,749	197,155	208,749	197,155

The March 31, 2024 and December 31, 2023 balances include R$209.823 and R$198,205, respectively, of taxes to meet IFRIC 23 (Note 8.e).

16

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

c)   Deferred taxes

Significant components of deferred income and social contribution taxes are as follows:

	Company
	Balance on 12.31.2022	Income statement	Comprehensive income	Merger of Garliava and PPA allocation	Balance on 03.31.2023	Balance on Income statement	Comprehensive income	Balance on 12.31.2023
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses(1)	2,318,400	(61,218)	—	—	2,257,182	(261,014)	—	1,996,168
Income and social contribution taxes on temporary differences(2)	(6,150,121)	4,514	602	295,923	(5,849,082)	354,198	79,976	(5,414,908)
Provision for legal, labor, tax civil and regulatory contingencies	2,225,302	44,703	—	155,944	2,425,949	(70,800)	—	2,355,149
Trade accounts payable and other provision	1,431,096	67,176	—	84,574	1,582,846	297,516	—	1,880,362
Customer portfolio and trademarks	(214,323)	6,348	—	4,745	(203,230)	19,043	—	(184,187)
Estimated losses on impairment of accounts receivable	635,525	34,164	—	18,946	688,635	(75,834)	—	612,801
Estimated losses from modems and other P&E items	113,312	1,043	—	(44,737)	69,618	40,367	—	109,985
Pension plans and other post-employment benefits	257,624	4,754	—	—	262,378	17,682	80,234	360,294
Profit sharing	187,074	(91,652)	—	—	95,422	123,341	—	218,763
Licenses	(2,524,161)	39,440	—	86,660	(2,398,061)	31,661	—	(2,366,400)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part. and Garliava)	(7,240,590)	(19,237)	—	—	(7,259,827)	(173,133)	—	(7,432,960)
Property, plant and equipment of small value	(1,029,338)	(74,927)	—	—	(1,104,265)	(86,412)	—	(1,190,677)
Technological Innovation Law	(9,774)	818	—	—	(8,956)	1,798	—	(7,158)
On other temporary differences(3)	18,132	(8,116)	602	(10,209)	409	228,969	(258)	229,120
Total deferred tax liabilities, non-current	(3,831,721)	(56,704)	602	295,923	(3,591,900)	93,184	79,976	(3,418,740)

Deferred tax assets	8,238,121				8,545,510			8,985,768
Deferred tax liabilities	(12,069,842)				(12,137,410)			(12,404,508)
Deferred tax liabilities, net	(3,831,721)				(3,591,900)			(3,418,740)

Represented in the balance sheet as follows:
Deferred tax liabilities	(3,831,721)				(3,591,900)			(3,418,740)

	Company
	Balance on 12.31.2023	Comprehensive income	Comprehensive income	Balance on 03.31.2024
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses(1)	1,996,168	(143,854)	—	1,852,314
Income and social contribution taxes on temporary differences(2)	(5,414,908)	144,477	(621)	(5,271,052)
Provision for legal, labor, tax civil and regulatory contingencies	2,355,149	91,153	—	2,446,302
Trade accounts payable and other provision	1,880,362	201,859	—	2,082,221
Customer portfolio and trademarks	(184,187)	1,603	—	(182,584)
Estimated losses on impairment of accounts receivable	612,801	6,872	—	619,673
Estimated losses from modems and other P&E items	109,985	295	—	110,280
Pension plans and other post-employment benefits	360,294	6,801	—	367,095
Profit sharing	218,763	(97,258)	—	121,505
Licenses	(2,366,400)	39,440	—	(2,326,960)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part. and Garliava)	(7,432,960)	(57,710)	—	(7,490,670)
Property, plant and equipment of small value	(1,190,677)	(31,076)	—	(1,221,753)
Technological Innovation Law	(7,158)	349	—	(6,809)
On other temporary differences	229,120	(17,851)	(621)	210,648
Total deferred tax liabilities, non-current	(3,418,740)	623	(621)	(3,418,738)

Deferred tax assets	8,985,768			9,071,533
Deferred tax liabilities	(12,404,508)			(12,490,271)
Deferred tax liabilities, net	(3,418,740)			(3,418,738)

Represented in the balance sheet as follows:
Deferred tax liabilities	(3,418,740)			(3,418,738)

17

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Balance on 12.31.2022	Income statement	Comprehensive income	Balance on 03.31.2023	Income statement	Comprehensive income	Balance on 12.31.2023
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses(1)	2,366,710	(63,487)	—	2,303,223	(205,492)	—	2,097,731
Income and social contribution taxes on temporary differences(2)	(5,819,338)	24,958	602	(5,793,778)	375,581	78,971	(5,339,226)
Provision for legal, labor, tax civil and regulatory contingencies	2,455,389	42,605	—	2,497,994	(107,726)	—	2,390,268
Trade accounts payable and other provision	1,505,360	89,963	—	1,595,323	300,320	—	1,895,643
Customer portfolio and trademarks	(210,441)	2,465	—	(207,976)	29,818	—	(178,158)
Estimated losses on impairment of accounts receivable	666,399	27,722	—	694,121	(72,075)	—	622,046
Estimated losses from modems and other P&E items	181,821	1,043	—	182,864	(72,879)	—	109,985
Pension plans and other post-employment benefits	258,308	4,768	—	263,076	22,030	79,229	364,335
Profit sharing	189,748	(92,721)	—	97,027	126,393	—	223,420
Licenses	(2,453,258)	(31,464)	—	(2,484,722)	118,320	—	(2,366,402)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part., Garliava and Vita IT)	(7,240,590)	(19,237)	—	(7,259,827)	(183,980)	—	(7,443,807)
Property, plant and equipment of small value	(1,029,338)	(74,927)	—	(1,104,265)	(86,413)	—	(1,190,678)
Technological Innovation Law	(9,774)	818	—	(8,956)	1,798	—	(7,158)
On other temporary differences(3)	(132,962)	73,923	602	(58,437)	299,975	(258)	241,280
Total deferred tax (Liabilities), non-current	(3,452,628)	(38,529)	602	(3,490,555)	170,089	78,971	(3,241,495)

Deferred tax assets	8,674,222			8,646,892			9,177,084
Deferred tax liabilities	(12,126,850)			(12,137,447)			(12,418,579)
Deferred tax liabilities, net	(3,452,628)			(3,490,555)			(3,241,495)

Represented in the balance sheet as follows:
Deferred tax assets of subsidiaries	379,093			101,345			177,245
Deferred tax liabilities	(3,831,721)			(3,591,900)			(3,418,740)

	Consolidated
	Balance on 12.31.2023	Income statement	Comprehensive income	Balance on 03.31.2024
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses(1)	2,097,731	(146,273)	—	1,951,458
Income and social contribution taxes on temporary differences(2)	(5,339,226)	141,841	(621)	(5,198,006)
Provision for legal, labor, tax civil and regulatory contingencies	2,390,268	91,241	—	2,481,509
Trade accounts payable and other provision	1,895,643	202,347	—	2,097,990
Customer portfolio and trademarks	(178,158)	15,934	—	(162,224)
Estimated losses on impairment of accounts receivable	622,046	7,002	—	629,048
Estimated losses from modems and other P&E items	109,985	295	—	110,280
Pension plans and other post-employment benefits	364,335	3,940	—	368,275
Profit sharing	223,420	(100,213)	—	123,207
Licenses	(2,366,402)	39,440	—	(2,326,962)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part., Garliava and Vita IT)	(7,443,807)	(58,100)	—	(7,501,907)
Property, plant and equipment of small value	(1,190,678)	(31,075)	—	(1,221,753)
Technological Innovation Law	(7,158)	349	—	(6,809)
On other temporary differences	241,280	(29,319)	(621)	211,340
Total deferred tax liabilities, non-current	(3,241,495)	(4,432)	(621)	(3,246,548)

Deferred tax assets	9,177,084			9,258,500
Deferred tax liabilities	(12,418,579)			(12,505,048)
Deferred tax liabilities, net	(3,241,495)			(3,246,548)

Represented in the balance sheet as follows:
Deferred tax assets of subsidiaries	177,245			172,190
Deferred tax liabilities	(3,418,740)			(3,418,738)

(1)	Under Brazilian tax legislation offsets are limited annually to 30% of the taxable income for the year but otherwise have no expiry dates.
(2)	Amounts that will be realized upon payment of provision, losses from accounts receivable, or upon realization of inventories, as well as upon reversal of other provision.
(3)	Includes R$320,700 referring to deductible temporary differences arising from the acquisition of Garliava whose corresponding deferred income tax asset was not recognized in the acquisition and realized during the year 2023.

18

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

The Company had unrecognized deferred tax assets relating to IR on tax losses and CS on a negative basis in the accounting books of some of its subsidiaries (POP, Recicla V, TGLog, and CloudCo), being R$26.600 and R$24,199 on March 31, 2024 and December 31, 2023, respectively, as the generation of future taxable profits for the use of these credits was not likely.

d)   Reconciliation of income tax and social contribution expense

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay taxes based on estimates, recorded in a tax auxiliary ledger. Taxes calculated on profits at the balance sheet date are recorded in liabilities or assets, as applicable.

The reconciliation of the tax expense from the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) for the three and nine-month periods ended March 31, 2024 and 2023 is as follows:

	Company		Consolidated
	Three-month period ended		Three-month period ended
	03.31.2024	03.31.2023	03.31.2024	03.31.2023
Income before taxes	1,207,410	1,019,644	1,223,731	1,018,493
Income and social contribution tax expenses, at the tax rate of 34%	(410,519)	(346,679)	(416,069)	(346,288)
Permanent differences
Tax benefit related to interest on equity allocated	102,000	134,640	102,000	134,640
IR and CS on interest SELIC update of undue debts	—	31,737	—	31,737
Non-deductible expenses, gifts, incentives	(26,039)	(25,021)	(27,670)	(25,453)
Tax incentive operating profit	15,575	17,092	15,575	17,092
Share of results in investees – equity method	3,297	(5,529)	(40)	(2,111)
Other (additions) exclusions	3,907	8,785	(1,418)	6,478
Tax debits	(311,779)	(184,975)	(327,622)	(183,905)

Effective rate	25.8%	18.1%	26.8%	18.1%
Current income and social contribution taxes	(312,402)	(128,271)	(323,190)	(145,376)
Deferred income and social contribution taxes	623	(56,704)	(4,432)	(38,529)

e)   Uncertain Tax Treatments

The Company and its subsidiaries are contesting several assessments filed by the Brazilian Federal Tax Authority (“RFB“) for allegedly incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels, of R$35.212.111 and R$30,577,416 on March 31, 2024 and December 31, 2023, respectively. The amount as of March 31, 2024, includes R$4,018,445 relating to to a new infraction notice against the Company on the subject, posted by the RFB on April 24, 2024. Management, supported by the position of its legal advisors, believes that a large part of these deductions will likely be accepted in decisions of higher courts of last resort (acceptance probability greater than 50%).

When the Company and its subsidiaries believe that the probability of loss is greater than 50%, a non-current tax and social contribution liability is recognized. The amount recognized was R$209.823 and R$198,205 on March 31, 2024 and December 31, 2023, respectively. These claims involve compensation for overpayment of income tax and social contribution not approved by the RFB.

19

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

9.    TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	Company		Consolidated
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
State VAT (ICMS)(1)	2,065,620	2,060,631	2,067,501	2,062,276
PIS and COFINS	220,959	234,839	255,045	261,261
Withholding taxes and contributions(2)	181,613	177,367	192,420	191,475
Fistel, INSS, ISS and other taxes	84,560	95,733	87,035	98,063
Total	2,552,752	2,568,570	2,602,001	2,613,075

Current	1,960,938	1,893,438	2,009,902	1,937,770
Non-current	591,814	675,132	592,099	675,305

(1)	Includes ICMS credits from the acquisition of property and equipment (available to offset in 48 months); requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$552,369 and R$635,800 on March 31, 2024 and December 31, 2023, respectively.
(2)	Withholding income tax ("IRRF") credits on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

10.JUDICIAL DEPOSITS AND GARNISHMENTS

Judicial deposits are made, and blocks made on bank balances to ensure the continuity of legal processes through the courts or to suspend the enforceability of the tax credit.

Judicial deposits are recorded at historical plus accrued interest.

	Company		Consolidated
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Judicial deposits
Tax	1,461,985	1,448,043	1,645,288	1,628,645
Civil	875,207	858,877	876,609	860,248
Regulatory	311,035	312,520	311,036	312,520
Labor	70,095	82,777	76,408	88,986
Total	2,718,322	2,702,217	2,909,341	2,890,399
Garnishments	19,974	20,669	21,131	21,530
Total	2,738,296	2,722,886	2,930,472	2,911,929

Current	93,790	71,695	94,800	72,516
Non-current	2,644,506	2,651,191	2,835,672	2,839,413

Below, we present the composition of the balances of tax judicial deposits, classified by tax, on March 31, 2024 and December 31, 2023. The information relating to judicial deposits is the same as in explanatory note 10) Deposits and Judicial Blocks, published in the financial statements for the fiscal year ended December 31, 2023.

20

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
Tax	03.31.2024	12.31.2023
Universal Telecommunication Services Fund (FUST)	603,164	596,356
State Value-Added Tax (ICMS)	413,346	406,397
Social Contribution Tax for Intervention in the Economic Order (CIDE)	328,837	325,423
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	61,173	60,462
Telecommunications Inspection Fund (FISTEL)	53,988	53,360
Withholding Income Tax (IRRF)	43,901	43,396
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	31,631	35,770
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	26,316	25,905
Other taxes, charges and contributions	82,932	81,576
Total	1,645,288	1,628,645

11.OTHER ASSETS

	Company		Consolidated
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Related-party receivables (Note 28)	294,843	269,771	293,895	268,246
Sale of real estate and other receivables	187,831	157,352	187,831	157,352
Advances to employees and suppliers	143,122	131,026	151,193	133,615
Surplus from post-employment benefit plans (Note 30)(1)	67,694	73,990	67,754	74,048
Sublease of assets and other amounts receivable	10,035	10,077	52,412	50,369
Total	703,525	642,216	753,085	683,630

Current	606,115	532,993	616,713	539,339
Non-current	97,410	109,223	136,372	144,291

(1)	On March 31, 2024 and December 31, 2023, it includes the amounts of R$61,567 and R$69,015, respectively, referring to the distribution of the PBS-A surplus.
12.	INVESTMENTS
a)	Information on investees

The information relating to direct and jointly controlled subsidiaries is the same as in explanatory note 12) Investments, disclosed in the financial statements for the fiscal year ended December 31, 2023, except for the events: (i) creation of the joint venture with Auren ( GUD) (note 1.c.1) and; (ii) constituition of Vivo Pay (note 1.c.2).

21

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

A summary of the selected financial data of the direct and jointly controlled subsidiaries in which the Company has an interest is presented below:

			03.31.2024			Three-month period ended March 31, 2024
Investees	Participation	Investment	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Terra Networks(1)	100.00%	Controlled	949,555	622,774	326,781	178,129	17,857
TGLog	100.00%	Controlled	48,805	48,202	603	14,414	(12,399)
POP(2)	100.00%	Controlled	179,703	96,764	82,939	8,219	4,483
Vivo Money	100.00%	Controlled	246,486	62,088	184,398	35,299	(788)
Vivo Money II	100.00%	Controlled	2,646	692	1,954	28	11
Vivo Pay (Note 1.c.2)	100.00%	Controlled	4,975	—	4,975	—	(25)
Vivo Ventures	98.00%	Controlled	48,415	56	48,359	—	204
CloudCo Brasil	50.01%	Controlled	512,839	493,128	19,711	283,976	(3,035)
IoTCo Brasil	50.01%	Controlled	144,857	44,267	100,590	26,698	3,983
Aliança	50.00%	Joint control	244,305	2,155	242,150	—	1,768
AIX	50.00%	Joint control	51,349	31,844	19,505	17,008	128
ACT	50.00%	Joint control	48	4	44	26	2
VIVAE	50.00%	Joint control	15,844	2,301	13,543	—	(2,144)
GUD (Note 1.c.1)	50.00%	Joint control	20,638	—	20,638	—	—
FiBrasil	25.01%	Joint control	2,050,886	1,175,339	875,547	93,910	18

			12.31.2023			Three-month period ended March 31, 2023
Investees	Participation	Investment	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Terra Networks(1)	100.00%	Controlled	781,201	472,277	308,924	136,512	20,091
TGLog	100.00%	Controlled	68,453	55,451	13,002	29,590	780
POP(2)	100.00%	Controlled	171,863	93,407	78,456	1,241	615
Vivo Money	100.00%	Controlled	215,700	30,514	185,186	22,809	(12,942)
Vivo Money II	100.00%	Controlled	2,000	57	1,943	—	—
Garliava(3)	100.00%	Controlled	—	—	—	241,711	14,073
Vivo Ventures	98.00%	Controlled	43,098	43	43,055	—	(343)
CloudCo Brasil	50.01%	Controlled	487,311	464,565	22,746	211,691	(4,346)
IoTCo Brasil	50.01%	Controlled	138,887	42,280	96,607	19,047	4,197
Aliança	50.00%	Joint control	240,018	1,727	238,291	—	706
AIX	50.00%	Joint control	50,097	30,720	19,377	16,970	(28)
ACT	50.00%	Joint control	46	4	42	17	(6)
VIVAE	50.00%	Joint control	18,096	2,410	15,686	—	(1,344)
FiBrasil	25.01%	Joint control	2,019,278	1,143,749	875,529	55,888	(23,493)

(1)	Terra Networks is the full and direct controller of TIS and TLF01.
(2)	POP is the full and direct controller of Recicla V and Vale Saúde Sempre..
(3)	Garliava was acquired on April 20, 2022 and incorporated into the Company on February 28, 2023.

22

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

b) Changes in investment balances

	Controlled	Joint Venture	Business combination	Other investments	Company Total investments	Total investments
Balance on December 31, 2022	573,803	352,101	5,518,622	137	6,444,663	368,195
Equity (Statements of Income)	22,207	(6,209)	(32,260)	—	(16,262)	(6,209)
Capital contribution - cash and cash equivalents (Vivo Money, Vivo Money II, Vivo Ventures and VivaE) and Redemption of Vivo Money shares	39,800	—	—	—	39,800	—
Incorporation of Garliava	(79,028)	—	(5,486,362)	—	(5,565,390)	—
Investments of the subsidiary Vivo Ventures	—	—	—	—	—	10,131
Bonus subscription exercise (FiBrasil)	—	57,001	—	—	57,001	57,001
Other comprehensive results (Alliance and other investments)	—	(1,075)	—	(65)	(1,140)	(1,140)
Balance on March 31, 2023	556,782	401,818	—	72	958,672	427,978
Equity (Statements of Income)	149,593	(4,501)	—	—	145,092	(4,501)
Dividends (Terra Networks, IoTCo, AIX and ACT)	(50,009)	(51)	—	—	(50,060)	(51)
Capital contribution - cash and cash equivalents (Vivo Money, Vivo Money II, Vivo Ventures and VivaE) and Redemption of Vivo Money shares	35,266	3,117	—	—	38,383	3,117
Capital transactions	—	23	—	—	23	23
Investments of the subsidiary Vivo Ventures	—	—	—	—	—	16,060
Other comprehensive results (Alliance and other investments)	(2,239)	(3,731)	—	(25)	(5,995)	(3,756)
Balance on December 31, 2023	689,393	396,675	—	47	1,086,115	438,870
Equity (Statements of Income)	9,814	(118)	—	—	9,696	(118)
Redemption of investment shares (Vivo Money)	9,998	10,319	—	—	20,317	10,319
Investments of the subsidiary Vivo Ventures	—	—	—	—	—	1,165
Other comprehensive results (Alliance and other investments)	—	1,045	—	7	1,052	1,052
Balance on March 31, 2024	709,205	407,921	—	54	1,117,180	451,288

23

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

13. PROPERTY, PLANT AND EQUIPMENT

a)   Changes in balances

	Company
	Switching and transmission equipment	Infrastructure	Lending equipment	Terminal equipment	Land	Other P&E	Assets and facilities under construction	Total
Balances and changes:
Balance on December 31, 2022	22,303,641	13,784,446	5,149,038	676,976	252,085	612,111	2,588,805	45,367,102
Additions	6,489	378,832	21,613	6,381	—	11,597	1,184,219	1,609,131
Write-offs, net(1)	(3,587)	(17,441)	(121)	(72)	—	(517)	(6,102)	(27,840)
Net transfers(2)	1,093,591	41,646	473,844	15,442	—	(5,671)	(1,699,227)	(80,375)
Subletting	—	(113)	—	—	—	—	—	(113)
Merger - Garliava	149	494,491	—	—	—	—	—	494,640
Depreciation (Note 25)	(845,255)	(917,891)	(426,661)	(91,766)	—	(38,963)	—	(2,320,536)
Balance on March 31, 2023	22,555,028	13,763,970	5,217,713	606,961	252,085	578,557	2,067,695	45,042,009
Additions	152,244	4,145,239	80,649	—	—	65,141	4,426,257	8,869,530
Write-offs, net(1)	674	(328,837)	(12)	(7)	(2,549)	(5,599)	(5,593)	(341,923)
Net transfers(2)	3,074,505	237,064	1,519,384	60,351	—	11,843	(4,955,377)	(52,230)
Subletting	—	(36,687)	—	—	—	—	—	(36,687)
Depreciation	(2,528,642)	(2,855,632)	(1,416,040)	(246,089)	—	(146,939)	—	(7,193,342)
Balance on December 31, 2023	23,253,809	14,925,117	5,401,694	421,216	249,536	503,003	1,532,982	46,287,357
Additions	12,742	501,159	7,937	—	—	6,194	1,277,555	1,805,587
Write-offs, net(1)	(1,816)	(14,398)	(1)	—	(124)	(295)	—	(16,634)
Net transfers(2)	551,447	101,149	531,705	11,634	—	3,664	(1,214,051)	(14,452)
Subletting	—	(21,303)	—	—	—	—	—	(21,303)
Depreciation (Note 25)	(864,380)	(922,833)	(525,988)	(70,062)	—	(44,749)	—	(2,428,012)
Balance on March 31, 2024	22,951,802	14,568,891	5,415,347	362,788	249,412	467,817	1,596,486	45,612,543

Balance on December 31, 2023
Cost	88,585,448	42,669,570	29,511,295	6,571,209	249,536	5,656,128	1,532,982	174,776,168
Accumulated depreciation	(65,331,639)	(27,744,453)	(24,109,601)	(6,149,993)	—	(5,153,125)	—	(128,488,811)
Total	23,253,809	14,925,117	5,401,694	421,216	249,536	503,003	1,532,982	46,287,357

Balance on March 31, 2024
Cost	89,124,286	43,217,610	30,050,178	6,574,316	249,412	5,662,194	1,596,486	176,474,482
Accumulated depreciation	(66,172,484)	(28,648,719)	(24,634,831)	(6,211,528)	—	(5,194,377)	—	(130,861,939)
Total	22,951,802	14,568,891	5,415,347	362,788	249,412	467,817	1,596,486	45,612,543

24

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Switching and transmission equipment	Infrastructure	Lending equipment	Terminal equipment	Land	Other P&E	Assets and facilities under construction	Total
Balances and changes:
Balance on December 31, 2022	22,314,978	14,282,867	5,149,038	677,218	252,085	632,082	2,589,917	45,898,185
Additions	7,337	399,425	21,613	6,390	—	13,991	1,183,323	1,632,079
Write-offs, net (1)	(3,591)	(19,511)	(121)	(72)	—	(523)	(6,102)	(29,920)
Net transfers (2)	1,167,906	5,579	473,844	15,442	—	(42,821)	(1,700,244)	(80,294)
Subletting	—	(113)	—	—	—	—	—	(113)
Business combination (Vale Saúde Sempre)	—	—	—	—	—	58	—	58
Depreciation (Note 25)	(919,760)	(899,529)	(426,661)	(91,790)	—	(2,555)	—	(2,340,295)
Balance on March 31, 2023	22,566,870	13,768,718	5,217,713	607,188	252,085	600,232	2,066,894	45,079,700
Additions	159,429	4,141,510	80,649	16	—	61,845	4,426,227	8,869,676
Write-offs, net (1)	677	(326,809)	(12)	(9)	(2,549)	(5,691)	(5,592)	(339,985)
Net transfers (2)	2,995,561	273,131	1,519,384	60,351	—	48,351	(4,950,974)	(54,196)
Subletting	—	(36,687)	—	—	—	—	—	(36,687)
Business combination (Vale Saúde Sempre)	—	—	—	—	—	(24)	—	(24)
Depreciation	(2,455,669)	(2,890,684)	(1,416,040)	(246,161)	—	(191,783)	—	(7,200,337)
Balance on December 31, 2023	23,266,868	14,929,179	5,401,694	421,385	249,536	512,930	1,536,555	46,318,147
Additions	13,875	501,173	7,937	—	—	6,630	1,277,895	1,807,510
Write-offs, net (1)	(1,845)	(14,398)	(1)	—	(124)	(1,101)	—	(17,469)
Net transfers (2)	551,449	101,147	531,705	11,636	—	3,662	(1,214,051)	(14,452)
Subletting	—	(21,303)	—	—	—	—	—	(21,303)
Depreciation (Note 25)	(864,916)	(923,379)	(525,988)	(70,082)	—	(47,249)	—	(2,431,614)
Balance on March 31, 2024	22,965,431	14,572,419	5,415,347	362,939	249,412	474,872	1,600,399	45,640,819

Balance on December 31, 2023
Cost	88,601,631	42,700,577	29,511,295	6,571,924	249,536	5,836,449	1,536,555	175,007,967
Accumulated depreciation	(65,334,763)	(27,771,398)	(24,109,601)	(6,150,539)	—	(5,323,519)	—	(128,689,820)
Total	23,266,868	14,929,179	5,401,694	421,385	249,536	512,930	1,536,555	46,318,147

Balance on March 31, 2024
Cost	89,141,603	43,248,629	30,050,178	6,575,032	249,412	5,842,146	1,600,399	176,707,399
Accumulated depreciation	(66,176,172)	(28,676,210)	(24,634,831)	(6,212,093)	—	(5,367,274)	—	(131,066,580)
Total	22,965,431	14,572,419	5,415,347	362,939	249,412	474,872	1,600,399	45,640,819

(1)	Infrastructure, includes R$8,968 and R$335,351 in 2024 and 2023, respectively, referring to the cancellation of lease agreements (Note 13.c)
(2)	Total balances refer to transfers between classes of fixed and intangible assets (note 14.a).

b)   Depreciation rates

Below, we present a table of annual depreciation rates, except for lease assets, which are presented in (Note 13.c):

	Company						Consolidated
Description	03.31.2024			12.31.2023			03.31.2024			12.31.2023
Switching and transmission equipment and media	2.50%	to	20.34%	2.50%	to	19.67%	2.50%	to	20.34%	2.50%	to	19.67%
Infrastructure	2.50%	to	20.00%	2.50%	to	20.00%	2.50%	to	20.00%	2.50%	to	20.00%
Leased equipment (cell phones and modems)	20.00%	to	50.00%	20.00%	to	50.00%	20.00%	to	50.00%	20.00%	to	50.00%
Terminal equipment	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	50.00%	10.00%	to	50.00%
Other P&E assets	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	25.00%

25

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)
c)	Additional information on leases

The balances and transactions of leases, included in the changes in balances of property, plant and equipment (Note 13.a), were:

	Consolidated
	Infrastructure	Switching and transmission equipment	Other	Total
Balances and changes:
Balance on December 31, 2022	11,082,417	245,216	81,008	11,408,641
Additions	384,676	6,306	(14,968)	376,014
Subletting (Note 13.a)	(113)	—	—	(113)
Depreciation	(803,318)	(20,082)	(252)	(823,652)
Cancellation of contracts	(18,559)	—	—	(18,559)
Balance on March 31, 2023	10,645,103	231,440	65,788	10,942,331
Additions	4,058,251	13,828	(46,255)	4,025,824
Subletting (Note 13.a)	(36,687)	—	—	(36,687)
Depreciation	(2,486,883)	(41,749)	(1,060)	(2,529,692)
Cancellation of contracts	(316,792)	—	(4,867)	(321,659)
Balance on December 31, 2023	11,862,992	203,519	13,606	12,080,117
Additions	498,748	11,367	—	510,115
Subletting (Note 13.a)	(21,303)	—	—	(21,303)
Depreciation	(808,026)	(18,070)	(352)	(826,448)
Cancellation of contracts	(8,968)	(1,163)	—	(10,131)
Balance on March 31, 2024	11,523,443	195,653	13,254	11,732,350

Balance on December 31, 2023
Cost	25,166,150	395,901	133,432	25,695,483
Accumulated depreciation	(13,303,158)	(192,382)	(119,826)	(13,615,366)
Total	11,862,992	203,519	13,606	12,080,117

Balance on March 31, 2024
Cost	25,624,838	404,518	133,432	26,162,788
Accumulated depreciation	(14,101,395)	(208,865)	(120,178)	(14,430,438)
Total	11,523,443	195,653	13,254	11,732,350

The following is a table of depreciation rates for lease assets.

	Company						Consolidated
Description	03.31.2024			12.31.2023			03.31.2024			12.31.2023
Infrastructure	2.36%	to	92.31%	2.36%	to	92.31%	2.36%	to	92.31%	2.36%	to	92.31%
Switching and transmission equipment and media	10.00%	to	66.67%	10.00%	to	66.67%	10.00%	to	66.67%	10.00%	to	66.67%
Other P&E assets	26.09%	to	37.50%	26.09%	to	37.50%	26.09%	to	40.00%	26.09%	to	40.00%

26

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

d)   Property, plant and equipment items pledged in guarantee

On March 31, 2024 and December 31, 2023, the consolidated values of fixed assets given as collateral in legal proceedings were R$102,067 and R$101,220, respectively.

e)   Concession balance

The Fixed Switched Telephone Service concession model, adopted in 1998 with the signing of contracts following the privatization of the telecommunications sector, served as the new basis for the provision of telecommunications services in Brazil. Over more than 20 years, concessionaires had expanded the universalization of the fixed telephone service, which, before privatization, was expensive, out of reach of the populace and suffered long installation queues of months or years. During this period, the concession contracts suffered shocks as a result of several events that occurred throughout their term, which have repercussions on the originally contracted financial equation to this day, causing a reduction in revenue and increases in planned costs.

Faced with this scenario and with the end of the validity period of the concession contracts approaching, it is natural to seek a consensus with the regulatory body on the events related to the change in the economic-financial balance of the contracts.

However, management's efforts have largely been frustrated and discussions through administrative channels have been exhausted without consensus having been reached. Hence, on July 1, 2021, the Company signed an arbitration agreement with ANATEL. The Company submitted to the International Chamber of Commerce, on July 10, 2021, a request to initiate an arbitration against ANATEL, as provided for in the concession agreement and pursuant to Law 9,307/1996, as well as the General Telecommunications Law.

On March 21, 2022, the Company presented its opening arguments in the arbitration proceeding requiring, among other issues, the recognition of events that occurred during the concession agreement that need to be rebalanced in the Company's favor to preserve the sustainability of the agreement, as well as compensation for the period in which the contract terms were untenable.

After the Company's initial allegations, in June 2022 ANATEL presented its defense. On August 19, 2022, the Company filed a reply to ANATEL's defense. On October 18, 2022, a response was presented by ANATEL. On November 17, 2022, the parties laid out the evidence and on December 8, 2022 a hearing was held with the arbitral tribunal for the presentation of the case.

At that hearing, it was agreed that the Parties would present a statement on the bifurcation of the arbitration procedure, so that part of the procedure could be judged by means of a partial award. Both did so and, on March 23, 2023, the Arbitral Tribunal decided that it would issue a partial judgment on the issues related to (i) the objective arbitrability of the claimant's indemnity claim for the period after 2020, with regard to the alleged unsustainability of the concession; (ii) the objective arbitrability of the indemnity claim referring to the material error in the granting of STFC tariff adjustments and (iii) the incidence of estoppel and prescription phenomena on claims related to supposedly unbalanced events. Based on the decision that there would be a partial sentence on the subject, the Company, on May 22, 2023, presented its final arguments and was awaiting the sentence that would be handed down by the Court.

27

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

However, the parties began debates on the possibility of a potential consensual solution to the matters exposed in the arbitration, together with the TCU. Therefore, the Company presented a request to suspend the arbitration procedure, which was corroborated by ANATEL and accepted by the TCU and which is expected to be renewed while debates on consensuality continue. On September 26, 2023, ANATEL approved and then, on October 4, 2023, forwarded to the TCU the request for a Consensual Solution to resolve existing disputes between ANATEL and the Company, registered under Process No. 036.366/2023 -4. On October 5, 2023, ANATEL presented the TCU with the request to open a Consensual Solution procedure. On January 23, 2024, the Consensual Solution was accepted by the TCU, which established a Commission that will have a maximum of 120 days to reach a consensus. After that, final approval by the Court may take up to 90 days.

f)    Amendments to the Model

On October 4, 2019, Law 13.879/2019 (enacted from PLC 79/2016) was sanctioned, which introduced changes to the telecommunication's regulatory framework allowing fixed telephony concessionaires to migrate from a concession regime to an authorization regime with lower regulatory charges, including those associated with the continuity and universalization of the STFC in the concession area, as well as any restrictions on the goods associated with its provision.

In accordance with this Law, ANATEL presented on July 5, 2022 a methodology with an estimate of the economic value associated with the adaptation of the concession instrument for authorization, to be validated by TCU. In a session held on March 22, 2023, the methodology applied by ANATEL was approved by TCU, conditioned on the Agency guaranteeing the adoption of values that approximate market values for the evaluation of the more significant reversible assets. The process was forwarded to ANATEL, which evaluated and approved on July 24, 2023, the balance of service adequacy (from concession to authorization) based on the determinations presented by the TCU, presenting a new estimate of economic value. The value of the balance should be assessed by the Company, within 120 (one hundred and twenty) days, however with the possibility of an agreement between ANATEL and the concessionaires involving arbitration and migration to be taken within the scope of a consensual solution with the TCU, ANATEL granted the suspension of the aforementioned deadline. In any case, if the balance value is confirmed and accepted by the Company, it will be converted into investment projects not yet defined by ANATEL.

g)   Reversible assets

The concession contract for the Company's STFC identifies the assets essential to the provision of such service in the concession area.

On April 12, 2021, Resolution 744 was published in the official gazette (“DOU“), approved by the Ministry of Telecommunications and by the Board of Directors of ANATEL on April 4, 2021, which addresses the Regulation of Continuity of Provision of Switched Fixed Telephone Service Intended for Use of the General Public under the Public Regime (“RCON“).

The Resolution, which became effective on May 3, 2021, addresses how the continuity of STFC services under the concession regime are treated once the Company's STs STFC concession contract terminates. The assets identified as being essential to the provision of multiple services, among which the STFC under the public system, will be included in a contract for the assignment of their rights of use, to be agreed under fair and reasonable economic terms and conditions, transferring them from the Company to the new Concessionaire or the Federal Government, should they wish to make use of such assets to maintain the continuity of STFC provision under the public regime.

28

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

The assets, being deemed essential, are effectively and exclusively used to ensure the continuity and timely provision of STFC under the public regime, and will be revert to the Public Authority, according to the terms of the RCON, if such service continues to be provided, either by the Federal authority, or by a new Concessionaire, under a public agreement. Hence, the assets for the exclusive use of the STFC and, therefore, subject to the 'reversal regime' provided for in the regulation, constitute a residual and decreasing asset of the Company.

Accordingly, the Concessionaire's assets, at the end of the concession contract on December 31, 2025, will not be returned to the Federal Government. The shared assets and those used exclusively for the STFC will fall within the scope of specific contracts already provided for in the operational manual of the Continuity Regulation, approved by Decision No. 269/2021/COUN/SCO, which complements provisions of the Continuity Regulation.

Although Resolution 744 requires a list of Reversible Assets (“RBR“) to be submitted to ANATEL, such obligation, upon approval under the contractual model described above, is merely informative by nature, in order to maintain transparency of the assets used by the Concessionaire in the provision of STFC under the public regime.

However, within the scope of the administrative proceeding TC no.003.342/2022-0, pending at the TCU, a technical report was issued addressing the new understanding that the RCON should be revised. This understanding will still be examined by the Court. The process is suspended due to a decision made by TCU minister.

29

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

14. INTANGIBLE ASSETS

a)   Balances and changes

	Company
	Indefinite useful life	Finite useful life
	Goodwill(1)	Licenses	Software	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balances and changes:
Balance on December 31, 2022	22,868,268	13,953,483	5,337,383	652,589	220,267	36,356	695,167	43,763,513
Additions	—	—	23,032	—	—	—	406,186	429,218
Write-offs, net	—	—	(821)	—	—	—	—	(821)
Net transfers(2)	—	13,069	609,807	—	—	—	(542,501)	80,375
Merger - Garliava	3,394,710	2,278,857	—	—	82,239	—	—	5,755,806
Amortization (Note 25)	—	(302,589)	(507,497)	(21,051)	(24,869)	(764)	—	(856,770)
Balance on March 31, 2023	26,262,978	15,942,820	5,461,904	631,538	277,637	35,592	558,852	49,171,321
Additions	—	63,132	156,434	—	—	—	2,270,312	2,489,878
Write-offs, net	—	—	(145)	—	—	—	—	(145)
Net transfers(2)	—	(11,998)	2,093,480	—	—	—	(2,029,252)	52,230
Amortization	—	(1,106,895)	(1,667,387)	(63,154)	(82,219)	(2,222)	—	(2,921,877)
Balance on December 31, 2023	26,262,978	14,887,059	6,044,286	568,384	195,418	33,370	799,912	48,791,407
Additions	—	10,971	140	—	—	—	576,783	587,894
Net transfers(2)	—	—	756,784	—	—	—	(742,332)	14,452
Amortization (Note 25)	—	(328,290)	(554,762)	(21,051)	(27,406)	(681)	—	(932,190)
Balance on March 31, 2024	26,262,978	14,569,740	6,246,448	547,333	168,012	32,689	634,363	48,461,563

Balance on December 31, 2023
Cost	26,262,978	29,748,956	27,778,576	1,658,897	4,536,912	269,556	799,912	91,055,787
Accumulated amortization	—	(14,861,897)	(21,734,290)	(1,090,513)	(4,341,494)	(236,186)	—	(42,264,380)
Total	26,262,978	14,887,059	6,044,286	568,384	195,418	33,370	799,912	48,791,407

Balance on March 31, 2024
Cost	26,262,978	29,759,927	28,535,372	1,658,897	4,536,912	269,557	634,363	91,658,006
Accumulated amortization	—	(15,190,187)	(22,288,924)	(1,111,564)	(4,368,900)	(236,868)	—	(43,196,443)
Total	26,262,978	14,569,740	6,246,448	547,333	168,012	32,689	634,363	48,461,563

30

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill(1)	Licenses	Software	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balances and changes:
Balance on December 31, 2022	26,361,829	16,291,751	5,348,538	656,551	333,790	36,430	696,361	49,725,250
Additions	—	—	23,828	—	—	—	406,370	430,198
Write-offs, net	—	—	(820)	—	—	—	—	(820)
Net transfers(2)	—	11,653	609,836	—	—	1,980	(543,175)	80,294
Business combination - Vita IT	(223)	—	—	—	—	—	—	(223)
	58,569	—	1	773	90	—	—	59,433
Amortization (Note 25)	—	(360,584)	(506,885)	(21,630)	(28,208)	(2,744)	—	(920,051)
Balance on March 31, 2023	26,420,175	15,942,820	5,474,498	635,694	305,672	35,666	559,556	49,374,081
Additions	—	63,132	158,333	—	—	—	2,271,308	2,492,773
Write-offs, net	—	—	(149)	—	—	—	—	(149)
Net transfers(2)	—	(11,653)	2,096,195	—	—	(1,980)	(2,028,366)	54,196
Business combination - Vita IT	(22,547)	—	—	(451)	(18,122)	12,324	—	(28,796)
Business combination - Vale Saúde Sempre	(6,932)	—	(1)	1	517	6,175	—	(240)
Amortization	—	(1,107,240)	(1,671,877)	(63,342)	(82,267)	(4,164)	—	(2,928,890)
Balance on December 31, 2023	26,390,696	14,887,059	6,056,999	571,902	205,800	48,021	802,498	48,962,975
Additions	—	10,971	260	—	—	—	576,723	587,954
Net transfers(2)	—	—	756,784	—	—	—	(742,332)	14,452
Amortization (Note 25)	—	(328,290)	(555,805)	(21,331)	(27,746)	(1,541)	—	(934,713)
Balance on March 31, 2024	26,390,696	14,569,740	6,258,238	550,571	178,054	46,480	636,889	48,630,668

Balance on December 31, 2023
Cost	26,390,696	29,748,956	27,908,360	1,663,747	4,548,942	288,112	802,498	91,351,311
Accumulated amortization	—	(14,861,897)	(21,851,361)	(1,091,845)	(4,343,142)	(240,091)	—	(42,388,336)
Total	26,390,696	14,887,059	6,056,999	571,902	205,800	48,021	802,498	48,962,975

Balance on March 31, 2024
Cost	26,390,696	29,759,927	28,665,275	1,663,747	4,548,942	288,112	636,889	91,953,588
Accumulated amortization	—	(15,190,187)	(22,407,037)	(1,113,176)	(4,370,888)	(241,632)	—	(43,322,920)
Total	26,390,696	14,569,740	6,258,238	550,571	178,054	46,480	636,889	48,630,668

(1)	Refer to the operations of Santo Genovese Participações (2004); Spanish and Figueira (2006); Telefônica Television Participações (2008); Vivo Participações (2011); GVT Participações (2015); Garliava and Vita IT (2022) and Vale Saúde Sempre (2023).
(2)	Total balances refer to transfers between classes of fixed and intangible assets (Note 13.a).

b)   Licenses / Authorizations

Extensions of authorizations for the use of radio frequency bands

In the following table, we briefly present the information on the authorizations of each sub-band held by the Company for use in the SMP, as well as the events that occurred in 2024 related to their respective extensions (when applicable).

31

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

Subband-Radio Frequency	Geographic coverage	Comments	Expiration of authorizations
700 MHz	National	—	2029
850 MHz (1)	National (except AL, CE, PB, PE, PI e RN)	GO (sector 24 of PGO); MS (sector 21 of the PGO); MG (PGO sector 2); RS (sector 29 of the PGO) and SP (except sector 33 of the PGO)	2024-2028
900 MHz	ES, RJ, AM, AP, RR, PA, MA, SE, BA, AC, DF, MT, RO, MS, SC, TO, RS, GO and PR	MS (sector 21 PGO); RS ( sector 29 do PGO); GO (setor 24 do PGO) and PR (sector 19 PGO)	2023 (expired) (2)
	MG, AM, RR, AP, PA, MA, BA, SE e SP (except area 11)	Authorizations from the acquisition of part of UPI Ativos Móveis from Oi in 2022	2031-2032
1.800 MHz	National (except MG)	—	2032
	National (except area 43 - PR)	Authorizations from the acquisition of part of UPI Ativos Móveis from Oi in 2022	2031-2032
900 MHz / 1.800 MHz	MG (sector 3 PGO)	—	2035
	MG (sector 2 PGO)	—	2032
2.100 MHz	National	—	2038
	ES, MG, AM, AP, PA, MA, RR, AL, CE, PB, PE, PI, RN, AC, RO, MT, MS, TO, GO, DF, SP (except sector 33 PGO), RS, PR and SC	Authorizations from the acquisition of part of UPI Ativos Móveis from Oi in 2022	2038
2.300 MHz	RJ, SP, ES, MG, AM, AC, AP, RR, RO, TO, PA, MT, MS, GO and DF	SP (except sector 33 PGO); MG (sector 2 PGO); MS (sector 21 PGO) and GO (sector 24 PGO)	2041
2.500 MHz	National	—	2027-2031
3.500 MHz	National	—	2041
26 GHz	National	—	2041

(1) Extension of authorizations in 850 MHz: In accordance with the provisions of Agreement No. 618, of November 26, 2020, ANATEL extended, until November 29, 2028, the terms of authorization for the use of the 850 MHz subbands held by the Company in the states of São Paulo and Mato Grosso, whose validity ended, respectively, in the months of January and March 2024. As with other authorizations in 850 MHz, ANATEL determined that the amount due for the extension must be calculated at based on net present value (“NPV”) parameters, in order to reflect, according to ANATEL, the real economic value (market value) of the sub-ranges.

(2) Non-extension of authorizations in 900 MHz (except MG): The Board of Directors of ANATEL, through Agreement No. 105, of April 28, 2023, determined that the terms of authorization associated with the sub-bands in 900 MHz would not be extended , except in the state of MG (sectors 2 and 3 of the PGO), claiming that the efficient use of this spectrum has not been properly demonstrated, since the low capacity associated with this band (2.5 + 2.5 MHz) imposes limitations on its effective use. The non-renewal of these 900 MHz licenses, however, does not affect the services currently provided by the Company.

c)   Amortization rates

The table below shows the annual amortization rates.

	Company						Consolidated
Description	03.31.2024			12.31.2023			03.31.2024			12.31.2023
Licenses	3.60%	to	21.43%	3.60%	to	20.34%	3.60%	to	21.43%	3.60%	to	20.34%
Softwares	20.00%			20.00%			20.00%			20.00%
Trademarks	5.13%			5.13%			5.13%	to	23.50%	5.13%
Customer portfolio	10.00%	To	12.50%	9.52%	to	12.50%	10.00%	to	12.50%	9.52%	to	20.70%
Other intangible assets	20.00%			20.00%			6.67%	to	20.00%	6.67%	to	20.00%

32

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

15. PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Social charges and benefits	563,486	519,842	611,476	564,001
Profit sharing	170,558	490,778	179,118	513,862
Share-based payment plans (Note 29)	183,044	151,904	186,411	154,689
Salaries and wages	29,225	30,309	32,749	31,897
Others	—	—	19,955	20,885
Total	946,313	1,192,833	1,029,709	1,285,334

Current	913,518	1,133,158	976,543	1,204,183
Non-current	32,795	59,675	53,166	81,151

16.TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Sundry suppliers (Opex, Capex, Services e Material)	7,986,072	6,885,611	8,420,285	7,213,698
Related parties (Note 28)	623,144	603,047	523,623	509,836
Amounts payable (operators, cobilling)	206,717	221,777	206,717	221,777
Interconnection / interlink	299,941	224,634	299,941	224,634
Total	9,115,874	7,935,069	9,450,566	8,169,945

17.TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Fistel(1)	4,424,294	3,502,492	4,424,294	3,502,492
ICMS	1,311,803	1,299,825	1,374,213	1,360,800
PIS and COFINS	347,766	349,293	374,730	371,126
Fust and Funttel	100,650	99,710	100,650	99,710
Other taxes	136,124	145,730	154,017	167,109
Total	6,320,637	5,397,050	6,427,904	5,501,237

Current	1,562,355	1,561,819	1,608,027	1,605,505
Non-current	4,758,282	3,835,231	4,819,877	3,895,732

(1)	Refers to the remaining balances from 2020 to 2024 which, according to the decisions of the Federal Regional Court of the First Region, the liability is suspended. The amount is classified as a non-current liability.

33

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)
18.	DIVIDENDS AND INTEREST ON EQUITY (IOE)
a)	Interest on equity receivable from Terra Networks
	Company
	2024	2023
Balance at the beginning of the year	2,503	15,422
Balance on March, 31	2,503	15,422
Supplementary dividends from the last year		47,124
Dividends receipt		(39,546)
Capital increase in subsidiary - Terra Networks		(23,000)
JSCP and dividends receivable (IoTCo, AIX and ACT)		2,503
Balance at the end of the year		2,503

The consolidated information shows the amount of R$51 receivable from AIX and ACT.

For the purposes of the statement of cash flow, interest on equity and dividends received from the subsidiary are classified as “Investing Activities“.

b)   Dividends and interest on equity payable

b.1)	Balances
	Consolidated
	03.31.2024	12.31.2023
Telefónica	811,122	713,232
Telefónica Latinoamérica Holding	778,526	684,570
Telefónica Chile	1,197	1,053
Telefónica IoT & Big Data Tech	2,453	2,453
Non-controlling shareholders	909,422	846,576
Total	2,502,720	2,247,884
b.2)	Changes
	Consolidated
	2024	2023
Balance at the beginning of the year	2,247,884	3,187,417
Interim interest on equity (net of IRRF) and dividends	255,000	336,600
Payment of dividends and interest on equity	(164)	(1,316)
IRRF on shareholders exempt/immune from interest on equity	—	1,343
Balance on September 30	2,502,720	3,524,044
Supplementary dividends from the previous year		826,731
Unclaimed dividends and interest on equity		1,863,953
Unclaimed dividends and interest on equity		(139,766)
Payment of dividends and interest on equity		(3,831,296)
IRRF on shareholders exempt/immune from interest on equity		4,218
Balance at the end of the year		2,247,884

34

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

For the purposes of the statement of cash flow, interest on equity and dividends paid to shareholders are recognized in “Financing Activities“.

19.	PROVISION AND CONTINGENCIES

The Company and its subsidiaries are party to administrative and judicial proceedings and labor, tax, regulatory and civil claims filed at different court levels. Management of the Company and its subsidiaries, under the advice of its legal counsel, recognized provision for proceedings for which an unfavorable outcome is considered probable.

Below, we present the tables with the composition and movement of provision, the unfavorable outcome of which is considered probable, in addition to contingent liabilities, provision for dismantling, amounts to be refunded to customers and provision for fines for cancellation of lease contracts.

a)	Balances and changes
	Company
	Provision for legal demands(1)
	Tax	Regulatory	Civil	Labor	Contingent liabilities (PPA)(2)	Provision for fines for canceling lease agreements(3)	Provision for decommissioning(4)	Amounts to be refunded to customers(5)	Total
Balance on December 31, 2022	2,389,825	1,869,035	1,187,314	517,577	492,837	—	395,902	599,605	7,452,095
Merger - Garliava	—	—	3	—	456,379	454,857	53,512	2,277	967,028
Additions (reversal), net (Note 26)	608	13,679	78,010	78,589	(15,944)	—	—	—	154,942
Other additions (reversal)	—	—	(105)	—	—	—	379	—	274
Write-offs due to payment	(1,904)	(36,524)	(151,020)	(56,461)	—	(9,324)	—	(496,376)	(751,609)
Interest accruals (Note 27)	26,006	37,238	90,907	35,167	18,363	—	(975)	—	206,706
Balance on March 31, 2023	2,414,535	1,883,428	1,205,109	574,872	951,635	445,533	448,818	105,506	8,029,436
Additions (reversal), net	80,856	(78,131)	223,875	289,577	(11,242)	(260,198)	(66,543)	—	178,194
Other additions	—	—	(585)	—	—	—	8,592	—	8,007
Write-offs due to payment	(16,864)	(129,705)	(340,565)	(313,147)	—	(144,342)	—	(8,905)	(953,528)
Interest accruals	172,582	85,274	135,101	128,166	50,641	—	16,379	—	588,143
Balance on December 31, 2023	2,651,109	1,760,866	1,222,935	679,468	991,034	40,993	407,246	96,601	7,850,252
Additions (reversal), net (Note 26)	21,079	(7,217)	68,977	89,638	(3,526)	—	(697)	—	168,254
Other additions (reversal)	—	—	—	—	—	—	1,611	—	1,611
Write-offs due to payment	(9,373)	(81)	(64,929)	(76,794)	—	(422)	—	(118)	(151,717)
Interest accruals (Note 27)	76,705	58,167	71,304	45,214	14,728	—	(1,084)	—	265,034
Balance on March 31, 2024	2,739,520	1,811,735	1,298,287	737,526	1,002,236	40,571	407,076	96,483	8,133,434

Balance on December 31, 2023
Current	15,034	32,363	333,347	378,376	—	40,993	222	96,601	896,936
Non-current	2,636,075	1,728,503	889,588	301,092	991,034	—	407,024	—	6,953,316

Balance on March 31, 2024
Current	15,242	52,504	396,956	468,767	—	40,571	—	96,483	1,070,523
Non-current	2,724,278	1,759,231	901,331	268,759	1,002,236	—	407,076	—	7,062,911

35

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Provision for legal demands(1)
	Tax	Regulatory	Civil	Labor	Contingent liabilities (PPA)(2)	Provision for fines for canceling lease agreements(3)	Provision for decommissioning(4)	Amounts to be refunded to customers(5)	Total
Balance on December 31, 2022	2,483,427	1,869,035	1,192,900	540,190	978,072	482,620	462,705	601,882	8,610,831
Additions (reversal), net (Note 26)	2,967	13,679	78,207	78,127	(15,944)	—	(13,292)	—	143,744
Other additions	—	—	(105)	—	—	—	379	—	274
Write-offs due to payment	(1,904)	(36,524)	(151,980)	(59,878)	—	(37,086)	—	(496,376)	(783,748)
Business combination – Vale Saúde Sempre	—	—	—	—	2,357	—	—	—	2,357
Interest accruals (Note 27)	27,359	37,238	90,433	35,007	19,565	—	(975)	—	208,627
Balance on March 31, 2023	2,511,849	1,883,428	1,209,455	593,446	984,050	445,534	448,817	105,506	8,182,085
Additions (reversal), net	80,858	(78,131)	224,493	288,729	(11,242)	(260,198)	(66,544)	—	177,965
Other additions	—	—	(585)	—	—	—	8,592	—	8,007
Write-offs due to payment	(16,866)	(129,705)	(341,848)	(317,261)	—	(144,343)	—	(8,905)	(958,928)
Business combination – Vita IT	—	—	—	—	(18,227)	—	—	—	(18,227)
Business combination – Vale Saúde Sempre	1,063	—	—	936	(1,470)	—	—	—	529
Interest accruals	176,419	85,274	135,480	127,862	49,790	—	16,381	—	591,206
Balance on December 31, 2023	2,753,323	1,760,866	1,226,995	693,712	1,002,901	40,993	407,246	96,601	7,982,637
Additions (reversal), net (Note 26)	21,104	(7,217)	69,384	90,151	(3,526)	—	(697)	—	169,199
Other additions (reversal)	—	—	—	3	(410)	—	1,611	—	1,204
Write-offs due to payment	(9,414)	(81)	(65,257)	(76,820)	—	(422)	—	(118)	(152,112)
Interest accruals (Note 27)	77,810	58,167	71,783	45,573	15,184	—	(1,084)	—	267,433
Balance on March 31, 2024	2,842,823	1,811,735	1,302,905	752,619	1,014,149	40,571	407,076	96,483	8,268,361

Balance on December 31, 2023
Current	15,034	32,363	334,152	381,606	—	40,993	222	96,601	900,971
Non-current	2,738,289	1,728,503	892,843	312,106	1,002,901	—	407,024	—	7,081,666

Balance on March 31, 2024
Current	15,242	52,504	398,206	472,880	—	40,571	—	96,483	1,075,886
Non-current	2,827,581	1,759,231	904,699	279,739	1,014,149	—	407,076	—	7,192,475

(1)	Provision for legal demands: The Company and its subsidiaries are parts to administrative; labor, tax, civil and regulatory claims, and accounting provision amounts have been recorded in respect of claims whose likelihood of loss was classified as probable. The assessment of the likelihood of loss includes an analysis of available evidence, the hierarchy of laws, available case law, the latest court decisions law and their relevance in the legal system, as well as the opinion of outside legal counsel. Provision is reviewed and adjusted considering changes in existing circumstances, such as the applicable statute of limitations, tax audit conclusions, or additional exposures identified based on new matters or court decisions.
(2)	Contingent consideration (PPA): Refers to the amounts of contingent liabilities arising from the PPA generated in the acquisition of control of VivoPart. in 2011, GVTPart. in 2015, Garliava and Vita IT in 2022), and VSS (2023), related to civil, labor and tax lawsuits at their fair value in the business combination.
(3)	Provision for fines for canceling lease agreements: Refers to the provision for fines for canceling lease agreements arising from Garliava, resulting from the sale or shutdown of sites.
(4)	Provision for decommissioning of assets: Refers to costs to be incurred due to returning sites to owners (locations intended for tower and equipment installation on leased property) in the same condition as these were found at the time of execution of the initial lease agreement.

These costs are provisioned as the present value from amounts expected to settle the obligation using estimated cash flows and they are recognized as part of the cost of the corresponding asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to decommissioning of assets. The financial effect of the discount is recorded as incurred and recognized in the statement of income as a finance cost. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to, or deducted from, the cost of the asset.

(5)	Amounts to be refunded to customers (Supplementary Law No. 194/2022): On July 23, 2022, Complementary Law No. 194, was enacted, which deals with the incidence of taxes on various sectors considered by the respective Law as essential and indispensable goods and services, leading to a reduction in the tax rate ICMS on communications services and the respective refund of these amounts to customers. The accounting of these amounts to be refunded to customers was carried out in the second half of 2022, in return for discounts granted and returns.

36

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

b)   Tax provision and contingencies

	Company		Consolidated
Nature/Degree of Risk	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Provision	2,739,520	2,651,109	2,842,823	2,753,323
Federal	704,607	694,782	807,910	796,996
State	1,401,087	1,329,319	1,401,087	1,329,319
Municipal	49,619	48,917	49,619	48,917
FUST	584,207	578,091	584,207	578,091
Possible contingencies	36,973,677	36,796,698	37,291,556	36,963,009
Federal	3,562,996	3,512,272	3,585,404	3,534,240
State	23,292,732	23,128,716	23,294,490	23,130,420
Municipal	519,766	513,084	790,464	633,097
FUST, FUNTTEL and FISTEL	9,598,183	9,642,626	9,621,198	9,665,252
b.1)	Tax provision

Management, under advice of legal counsel, believes that the following losses present a probable risk of loss for the federal, state, municipal and regulatory (FUST) tax proceedings:

Federal taxes

The Company and/or its subsidiaries are party to administrative and legal proceedings at the Federal level relating to: (i) claims for the non-ratification of compensation and refund requests formulated; (ii) IRRF and CIDE on remittances abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) Social Investment Fund (Finsocial) offset amounts; (iv) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/1998; (v) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; and (vi) INSS on one third on vacation pay.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings at the State level for ICMS, regarding: (i) disallowance credits; (ii) non-taxation of alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; (vii) non-taxation discounts to customers; (viii) unmeasured services; (ix) CIAP credit; and (x) monthly subscription, not covered by the modulation of the effects resulting from the judgment of the STF.

Municipal taxes

The Company and/or its subsidiaries are party to Municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU“); (ii) Services tax (“ISS“) on equipment leasing services, non-core activities and supplementary activities and withholding of ISS on contractors' services.

FUST

The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

37

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

b.2) Possible risk of loss – tax contingencies

Management, under advice of legal counsel, believes that the risk of loss for the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL) is possible:

Federal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Federal level, which are awaiting decision at different court levels.

The more significant of these proceedings are: (i) contested non approval of requests for compensation submitted by the Company; (ii) INSS (a) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (b) meals for employees, withholding of 11% (assignment of workforce); and (c) Stock Options – requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) deduction of COFINS on swap operation losses; (iv) PIS and COFINS: (a) accrual basis versus cash basis; (b) levies on value-added services; and (c) monthly subscription services; (v) IPI levied on shipment of fixed access units from the Company's establishment; (vi) Financial transaction tax (IOF) – on loan transactions, intercompany loans and credit transactions; and (vii) IRRF on capital gain on the sale of the GVT Group to the Company.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the State level, related to ICMS, which are awaiting decision at different court levels: (i) rental of movable property; (ii) reversal of previously unused credits; (iii) service provided outside São Paulo State paid to São Paulo State; (iv) co-billing; (v) tax substitution with a fictitious tax base (tax guideline); (vi) use of credits on acquisition of electric power; (vii) secondary activities, value added and supplementary services; (viii) tax credits related to claims/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (ix) deferred collection of interconnection (“DETRAF“ – Traffic and Service Provision Document); (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the Company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvi) CDR/DETRAF fine; (xvii) own consumption; (xviii) exemption of public bodies; (xix) discounts granted; and (xx) monthly subscription with discussion about minutes allowance.

Municipal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Municipal level, which are awaiting decision at different court levels.

The more significant of these proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; and (h) services provided by third parties; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

38

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund (“FUST“)

Writs of mandamus were filed seeking the right to exclude revenues from interconnection and Industrial Use of Dedicated Line (“EILD“) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/2000, which are awaiting a decision from Higher Courts.

Various administrative and judicial charges by ANATEL in administrative scope for the constitution of the tax credit related to interconnection, EILD and other revenues that do not originate from the provision of telecommunication services.

On March 31, 2024 and December 31, 2023, the consolidated amount totaled R$5,649,034 and R$5,575,026, respectively.

Fund for Technological Development of Telecommunications (“FUNTTEL“)

Proceedings have been filed for the right not to include interconnection revenues and any others arising from the use of resources that are party of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/2000 and Decree No. 3,737/2001, thus avoiding improper application of Article 4, paragraph 5, of Resolution 95/2013.

There are several notifications of charges from the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

On March 31, 2024 and December 31, 2023, the consolidated amount totaled R$1,950,061 and R$1,828,910, respectively.

Telecommunications Inspection Fund (“FISTEL“)

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

On March 31, 2024 and December 31, 2023, the consolidated amount totaled R$2,022,103 and R$2,261,316, respectively.

c)   Regulatory provision and contingencies

	Company / Consolidated
Nature/Degree of Risk	03.31.2024	12.31.2023
Provision	1,811,735	1,760,866
Possible contingencies	7,024,296	6,765,178

39

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)
c.1)	Regulatory provision

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is probable:

The Company is a party to administrative proceedings initiated mainly by ANATEL, which were initiated on the grounds of alleged non-compliance with obligations established in sectoral regulations, as well as in legal proceedings that discuss, in the vast majority, sanctions applied by ANATEL at the administrative level. The main themes of these processes are the obligation to pay the burden of the mobile service (payment, every two years, referring to the right to use radio frequencies applicable to the SMP), the Company's obligations related to non-compliance with the rights of service consumers of telecommunications, compliance with quality indicators and compliance with coverage targets set out in the auction notice for acquiring the right to use spectrum.

A dispute arose as to which revenues should be considered for the payment of amounts due for the renewal of radio frequencies in relation to the payment of SMP charges. The Company, together with its legal advisors, concluded that a probable loss of R$737,894 million is estimated on the payment of the SMP burden in relation to data revenue, due to the existence of unfavorable decisions at ANATEL in 2021 and in the courts with an unlikely prognosis of review, as the Company decided to begin collecting such amounts in favor of ANATEL, as of the 2022 collection.

c.2)	Possible risk of losses – regulatory contingencies

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is possible:

The Company is a party to administrative proceedings filed by ANATEL (other agents, including other operators, also have claims against the Company) alleging non-compliance with the obligations set forth in industry regulations, as well as legal claims which discuss the mostly sanctions applied by ANATEL at the administrative level.

Significant cases with possible risks of loss in the regulatory contingency portfolio include:

•	Litigation regarding the revenues to be included in the calculation of the amount of encumbrance due to the extension of radio frequencies associated with the SMP and the STFC concession (except for SMP data revenues, as informed in item c.1, of this Note). In ANATEL's view, the calculation of the encumbrance should be based on 2% on the entire economic benefit arising from the provision of STFC/SMP service. In the Company's view, however, revenues that are not part of STFC/SMP service plans, such as interconnection, revenues earned in the 15th year of the licenses' validity, and others, should not be considered in the calculation of the burden. As a result of this divergence of understanding, the Company filed administrative and legal actions to challenge ANATEL's charges.
•	In May 2018, the Company filed a lawsuit to annul the ANATEL final decision, of March of the same year, in the records of the Procedure for Determining Noncompliance with Obligations (“PADO“) for alleged violations of the fixed telephony regulation. The principal amount of the fine imposed by ANATEL, and object of the lawsuit, totals R$199,075. On March 31, 2024 and December 31, 2023, the amount including interest and indexation accruals totaled approximately R$596,197 and R$586,512, respectively. The Company believes that the fine imposed is not legal and not due based, fundamentally, on the following defense arguments: (i) ANATEL's error in determining the universe of users considered in the fine (the number of users affected is less than that considered by the ANATEL); and (ii) the calculation of the penalty is disproportionate and baseless. The process was sent for analysis and decision by the CADE Court; the MPF has yet to issue its opinion.

40

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

•	The Company's legal process to annul CADE's decision, which understood that the operators (Claro, Oi Móvel and the Company) practiced anti-competitive conduct when composing the Consórcio Rede Correios to compete in electronic auction nº 144/2015, carried out by Empresa Brasileira de Correios and Telegraphs; as well as that there was alleged price discrimination, on the part of the Company, in relation to services offered to the company BT Brasil Serviços de Telecomunicações Ltda (“BT”), imposing a fine of R$28,394. Such action aims to seek annulment of the aforementioned sanction, based especially on (i) the absence of illegality in the formation of a consortium to participate in public bidding; (ii) lack of typicality and impossibility of sanctioning by analogy and; (iii) lack of clear criteria for calculating the sanction and lack of reasonableness. The case is in the first instance awaiting ruling.
•	Process initiated by ANATEL to determine possible measures regarding the possible transfer of gains resulting from the STF decision, which excluded ICMS from the PIS/COFINS calculation basis between 2002 and 2017 in the concession plans. In this process, the Attorney General's Office and the technical area of ANATEL understand that such gains do not result from business efficiency, but rather from a change in the tax order. The return proposal suggested by ANATEL would be through a tariff review for basic plans and the construction of high-capacity backhaul infrastructure for alternative plans, totaling approximately R$1 billion, which was increased by ANATEL to R$1.4 billion from the judgment by ANATEL's Board of Directors in December 2023, which we assessed as a possible chance of loss. This amount is part of the balance of the concession negotiations, especially in Process No. 036.366/2023-4 in progress at the TCU before the Secretariat for External Control of Consensual Resolution and Conflict Prevention (SecexConsenso) and Process No. 53500.013207/2023-74 before ANATEL. In the event that negotiations do not prosper, the case may be challenged through arbitration proceedings. The process had a suspensive effect pending judgment of the request for reconsideration by the ANATEL Board of Directors.
•	Procedure for the Determination of Noncompliance with Obligations ("PADO"), which deals with coverage targets with an applied fine of R$127 million, could be converted into an obligation to do, which consists of an alternative means of complying with the sanction of the fine, for investment in installation of 4G radio base station in 188 locations without this technology. Installation should take place within two and a half years, with maintenance costs equivalent to the period of one year. Installation cannot result from ran sharing agreements, swaps, network rentals, industrial exploitation contracts, or other contractual means. After adherence and confirmation of consent by ANATEL, compliance within the specified period will be monitored.
•	The Company is a party to lawsuits that discuss annulling contractual clauses and obligations to do and not to do linked to the suspension of services, non-increase in tariffs, repairs and maintenance of poles, which do not involve a determined financial value and, at the current stage in found are invaluable. These processes are awaiting judgment in the courts.

d)   Civil provision civil contingencies

	Company		Consolidated
Nature/Degree of Risk	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Provision	1,298,287	1,222,935	1,302,905	1,226,995
Possible contingencies	2,104,787	2,118,682	2,113,840	2,126,718

41

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)
d.1)	Civil provision

Management, under advice of legal counsel, believes that the following civil proceedings will result in probable losses:

•	The Company is a party to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On March 31, 2024 and December 31, 2023, the provision was R$167,548 and R$157,960, respectively.
•	The Company and/or its subsidiaries are party to various civil proceedings related to individual consumerist nature level, relating to the non-provision of services and/or products sold. On March 31, 2024 and December 31, 2023, the provision was R$326,441 and R$304,454, respectively.
•	The Company and/or its subsidiaries are party to various civil proceedings of a collective consumerist and non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On March 31, 2024 and December 31, 2023, the provision was R$808,916 and R$764,581, respectively.
d.2)	Possible losses – civil contingencies

Management, under advice of legal counsel, believes that the risk of losses is possible for the following civil proceedings:

•	The Company and its subsidiaries are party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights of consumers or by the Consumer Protection (“PROCON“), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business.
•	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune“), a Brazilian company, filed lawsuits on November 20, 2001, against 23 wireless carriers claiming to own the patent for “Bina“, a caller ID. The purpose of the lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with the Bina ID service, subject to a daily fine of R$10,000.00 (Ten thousand reais) in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending the unfavorable decision until final judgment. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. The expertise was carried out and then the claims were dismissed. The parties filed an appeal. On February 1, 2023, the Court of Justice of the Federal District and Territories (“TJDFT”) judged the appeals filed and, unanimously, dismissed them, upholding the sentence of inadmissibility. Subsequently, a Special Appeal was filed by Lune. We present counterarguments and await judgment. Management is unable to reasonably estimate a liability with respect to this claim currently.

42

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

•	The Company, together with other operators that provide telecommunications services, is a defendant in discussions that contest the practice that operators adopt of imposing a limited period for the use of prepaid minutes. That is, the plaintiff alleges that the minutes of the prepaid package must not expire after the end of a specific period, and that they can be used at any time by the consumer. The request of the Federal Public Ministry was not accepted, and the processes are awaiting judgment of appeal by the Federal Regional Court (“TRF“) of the 1st Region.

e)   Labor provision and contingencies

	Company		Consolidated
Nature/Degree of Risk	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Provision	737,526	679,468	752,619	693,712
Possible contingencies	1,555,901	1,572,790	1,572,454	1,587,544

The labor provision and contingencies involve several labor claims of former employees and former outsourced employees (those claiming subsidiary obligor or joint liability), which claim, among others: differences in overtime pay, variable remuneration, salary parity, additional unhealthy or dangerous practices.

20.	FINANCING, DEBENTURES AND LEASE

On March 31, 2024, the contractual conditions of loans, financing, debentures and leases are the same as in explanatory note 21) Loans, Financing, Debentures, Leases and Other Creditors, disclosed in the financial statements for the fiscal year ended December 31, 2023.

a)   Balance

	Consolidated
	03.31.2024			12.31.2023
	Current	Non-current	Total	Current	Non-current	Total
Leases (a.1)	3,948,373	9,511,567	13,459,940	3,877,090	9,718,949	13,596,039

Debentures (7th issue) (a.2)	87,014	3,500,000	3,587,014	221,589	3,500,000	3,721,589

Financing	378,335	1,100,236	1,478,571	376,981	1,042,618	1,419,599
5G Licences	351,298	974,317	1,325,615	351,291	949,395	1,300,686
Liabilities for the acquisition of a company (a.3)	27,037	63,894	90,931	25,690	63,198	88,888
Other creditors (a.4)	—	62,025	62,025	—	30,025	30,025
Total	4,413,722	14,111,803	18,525,525	4,475,660	14,261,567	18,737,227
a.1)	Leases

The Company and its subsidiaries have contracts classified as leases in tenant status, referring to: (i) rental of structures (towers and rooftops), resulting from sale and leaseback operations; (ii) rental of sites built in the Built to Suit (“BTS”) modality for the installation of antennas and other equipment and transmission means; (iii) rental of computer equipment; and (iv) rental of infrastructure and transmission means; offices, shops and commercial properties.

43

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

The consolidated annual weighted average rates of the lease contracts were 11.88% and 12.79%, with average maturity terms of 5.36 years and 5.38 years on March 31, 2024 and December 31, 2023, respectively).
The balances of the lease payables are as follows:

	Consolidated
	03.31.2024	12.31.2023
Nominal value payable	18,013,969	18,075,084
Unrealized financial expenses	(4,554,029)	(4,479,045)
Present value payable	13,459,940	13,596,039

Current	3,948,373	3,877,090
Non-current	9,511,567	9,718,949
a.2)	Debentures

On July 14, 2022, the Company completed the payment of the 7th issue of simple debentures, not convertible into shares, of the unsecured type, in 2 series. 3,500,000 debentures were issued with a nominal unit value of R$1,000.00 (one thousand reais), with a total nominal value of R$3,500,000 and the settlement of the respective public offering was concluded with restricted efforts, being: (i) 1st series, with a nominal value of R$1,500,000, pays CDI + 1.12% p.a. Interest will be paid in semi-annual installments from January 12, 2023 and the principal will be paid upon maturity on July 12, 2025; and (ii) 2nd series, with a nominal value of R$2,000,000, pays CDI + 1.35% p.a. Interest will be paid in semi-annual installments from January 12, 2023 and the principal will be paid on July 12, 2027.

The debentures have a sustainability component (Debentures linked to Environmental, Social and Corporate Governance (“ASG”) performance), which allows them to be classified as “Sustainability-linked”, under the terms required by the International Capital Market Association in the Sustainability-Linked Bond Principles, June 2020 version.

The debentures are subject to early maturity events, standard for this type of offer, as set out in clause 6.30 of “Early Maturity” of the Deed of Issuance (“Deed”), automatically or not, such as: (i) non-compliance , by the Company, of any pecuniary or non-pecuniary obligation relating to the debentures and/or provided for in the Deed, not resolved within the deadlines provided for in the Deed; (ii) liquidation, dissolution or extinction of the Company in the manner provided for in the Deed; (iii) spin-off, merger, incorporation, incorporation of shares or any form of corporate reorganization involving the Company, as provided for in the Deed; (iv) early maturity of any debts and/or financial obligations of the Company within the scope of the financial market and capital market operations, local or international, under the terms set out in the Deed; (v) make the distribution and/or payment of dividends, interest on equity or make any other payments to its shareholders, if the Company is in default with any of its pecuniary obligations relating to the debentures; and (vi) transfer, by the Company, by any means, assignment or promise of assignment to third parties, of the rights and obligations acquired or assumed in the documents relating to the debentures.

Failure to comply with or fulfill any of these covenants could result in default under the debenture indenture, which would have a material adverse effect on the Company's financial condition. These clauses are strictly monitored by the Company, aiming to ensure compliance with contractual obligations and guarantee the continuity of the debenture and maintenance of the Company's financial situation.

On March 31, 2024 and December 31, 2023, all applicable covenants were complied with by the Company.

44

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)
a.3)	Liabilities for the acquisition of companies

a.3.1) Acquisition of Vita IT by TIS

The value of the total consideration transferred for the acquisition in 2022 of Vita IT by TIS, an indirect subsidiary of the Company, was R$110,220. Of this amount, R$42,000 was paid in cash at the time of completion of the transaction, R$8,992 was paid during the year ended December 31, 2023 and the remainder will be paid according to contractual clauses, which are being updated by the IPCA. The balances on March 31, 2024 and December 31, 2023 were R$64,984 and R$63,605, respectively.

a.3.2) Acquisition of Vale Saúde Sempre by POP

The total consideration transferred for the acquisition of Vale Saúde Sempre by POP, including the price adjustments agreed between the parties, was R$62,033. Of this amount, R$37,029 was paid in cash at the time of completion of the Transaction, R$2,956 was paid during the year ended December 31, 2023 and the remainder will be paid, in accordance with contractual clauses, which are being updated by the variation in the DI rate occurring between the date of the transaction and the respective payment. The balances on March 31, 2024 and December 31, 2023 were R$25,947 and R$25,283, respectively.

a.4)	Other creditors

In 2023 and 2024, Polígono made contributions to Vivo Money and Vivo Money I, through the subscription of senior shares, being: (i) in 2023: contributions of R$30,000 to Vivo Money; and R$25 on Vivo Money II; (ii) in 2024: contributions of R$31,367 to Vivo Money and R$633 to Vivo Money II.

These contributions mature on July 31, 2028; remuneration of 100% of the CDI, year 252 days and spread of 3.75% p.a.; and amortization of the principal from August 31, 2025.

The balances on March 31, 2024 and December 31, 2023 were R$62,025 and R$30,025, respectively.

b)   Repayment schedule (non-current)

	Consolidated
Year	Leases	Debentures	5G Licences	Liabilities for the acquisition of companies	Other creditors	Total
13 to 24 months	2,940,008	1,500,000	60,895	20,835	12,065	4,533,803
25 to 36 months	2,174,719	—	60,895	23,460	20,676	2,279,750
37 to 48 months	1,584,304	2,000,000	60,895	16,354	20,671	3,682,224
49 to 60 months	1,195,844	—	60,895	1,298	8,613	1,266,650
From 61 months	1,616,692	—	730,737	1,947	—	2,349,376
Total	9,511,567	3,500,000	974,317	63,894	62,025	14,111,803

45

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

c)   Changes in balances

	Consolidated
	Leases	Debentures	5G Licences	Loans and financing	Liabilities for the acquisition of companies	Other creditors	Total
Balance on December 31, 2022	12,032,603	3,736,833	1,843,971	1,073,090	615,299	—	19,301,796
Additions(1)	376,013	—	—	—	—	—	376,013
Exchange variation (Note 27)	—	—	—	(29,164)	—	—	(29,164)
Financial charges / Fair value (Note 27)	335,255	123,583	41,601	26,751	11,741	—	538,931
Business combination – Vale Saúde Sempre	—	—	—	—	26,007	—	26,007
Write-offs (cancellation of contracts)	(23,390)	—	—	—	—	—	(23,390)
Write-offs (payments) – Principal	(573,765)	—	—	(3)	(18,426)	—	(592,194)
Write-offs (payments) – financial charges	(357,396)	(253,524)	—	—	(4,973)	—	(615,893)
Balance on March 31, 2023	11,789,320	3,606,892	1,885,572	1,070,674	629,648	—	18,982,106
Additions(1)	4,362,981	—	—	—	—	30,025	4,393,006
Exchange variation	—	—	—	(23,090)	—	—	(23,090)
Financial charges / Fair value	1,057,315	362,938	63,962	41,766	26,329	943	1,553,253
Business combination – Vale Saúde Sempre	—	—	—	—	(192)	—	(192)
Dispute settlement agreement – Oi mobile UPI Acquisition – Reversion to results for the period	—	—	—	—	(277,507)	—	(277,507)
Dispute settlement agreement – Oi mobile UPI acquisition – Compensation with judicial deposits	—	—	—	—	(277,507)	—	(277,507)
Write-offs (cancellation of contracts)	(308,437)	—	—	—	(6,271)	—	(314,708)
Write-offs (payments) – Principal	(2,181,144)	—	(616,936)	(1,056,057)	(5,612)	—	(3,859,749)
Write-offs (payments) – financial charges	(1,123,996)	(248,241)	(31,912)	(33,293)	—	(943)	(1,438,385)
Balance on December 31, 2023	13,596,039	3,721,589	1,300,686	—	88,888	30,025	18,737,227
Additions(1)	510,115	—	—	—	—	32,000	542,115
Financial charges / Fair value (Note 27)	403,361	103,349	24,929	—	2,043	2,163	535,845
Write-offs (cancellation of contracts)	(10,230)	—	—	—	—	—	(10,230)
Write-offs (payments) – Principal	(650,504)	—	—	—	—	—	(650,504)
Write-offs (payments) – financial charges	(388,841)	(237,924)	—	—	—	(2,163)	(628,928)
Balance on March 31, 2024	13,459,940	3,587,014	1,325,615	—	90,931	62,025	18,525,525

(1)	The leases do not affect cash inflows.
21.	DEFERRED REVENUE
	Company		Consolidated
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Contractual Liabilities (costmers contracts)(1)	776,440	768,806	979,673	963,407
Disposal of PP&E(2)	66,842	68,699	167,188	97,414
Government grants	14,524	17,123	14,524	17,124
Other	7,994	7,997	7,995	8,658
Total	865,800	862,625	1,169,380	1,086,603

Current	727,303	738,343	1,028,960	960,078
Non-current	138,497	124,282	140,420	126,525

(1)	Refers to the balance of contractual liabilities of customers, deferred when they relate to performance obligations satisfied over time.
(2)	Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are met.

46

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)
22.	OTHER LIABILITIES
	Company		Consolidated
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Reduction of the Company's capital (Note 1.c.3)	1,500,000	—	1,500,000	—
Surplus from post-employment benefit plans (Note 30)	1,086,830	1,066,574	1,097,786	1,077,083
Liabilities with ANATEL(1)	986,503	929,520	986,503	929,520
Third-party withholdings(2)	224,438	195,701	238,407	205,315
Liabilities with related parties (Note 28)	116,995	9,115	114,778	5,671
Amounts to be refunded to customers	128,678	123,302	131,142	124,533
Other liabilities	22,827	44,939	23,295	43,558
Total	4,066,271	2,369,151	4,091,911	2,385,680

Current	2,160,529	501,711	2,176,980	509,495
Non-current	1,905,742	1,867,440	1,914,931	1,876,185

(1)	Includes the cost of renewing STFC and SMP licenses and SMP licenses and the extension of the authorization to use radio frequencies for the exploitation of SMP (Note 14.b).
(2)	This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.
23.	EQUITY

a)   Capital

Pursuant to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common shares without requiring it first to adjust its bylaws. The Board of Directors is authorized to deliberate any increase and consequent issue of new shares within this limit.

Brazilian Corporation Law (Law no. 6404/1976, Article 166, item IV) – establishes that capital may be increased by an Extraordinary Shareholders' Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

The shareholders will have preemptive rights to subscribe for a capital increase, in proportion to their number of shares. By resolution of the Board of Directors, the preemptive right in the issuance of shares, convertible debentures and subscription bonus, whose placement may be made through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition may be excluded control, under the terms of articles 257 and 253 of the Corporation Law, as well as enjoy tax incentives, under the terms of special legislation, as provided for in article 172 of the Corporation Law.

As informed in Note 1.c.3), the Company's share capital was reduced by R$1,500,000, without the cancellation of shares, keeping the number of shares and the percentage of shareholders' participation in the Company's share capital unchanged.

The subscribed and paid-in share capital was R$62,071,416 and R$63,571,416 on March 31, 2024 and December 31, 2023, respectively, represented by shares, all common, book-entry and with no par value, distributed as follows:

47

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

Shareholders	Number	%
Controlling Group	1,244,240,476	75.29%
Telefónica	634,398,912	38.38%
Telefónica Latinoamérica Holding	608,905,051	36.85%
Telefónica Chile	936,513	0.06%
Other shareholders	408,343,528	24.71%
Treasury Shares	4,356	— %
Total shares	1,652,588,360	100.00%
Treasury Shares	(4,356)
Total shares outstanding	1,652,584,004

Book value per outstanding share:
On 03/31/2024		R$ 41.55
On 12/31/2023		R$ 42.10
b)	Company's share buyback program

On March 4, 2024, the Company's Board of Directors, in accordance with article no. 15, item XV of the Company's Bylaws and CVM Resolution no. 77/2022, approved a new share buyback program issued by the Company , which aims to acquire common shares issued by the Company for maintenance in treasury, subsequent cancellation or sale, without reducing share capital, with the purpose of increasing value for shareholders through the efficient application of available cash resources, optimizing the allocation of the Company's capital.

The repurchase of shares will be carried out, at the maximum quantity of 40,827,672 common shares, through the use of resources available in the statutory profit reserve, and the result calculated in the current fiscal year may also be used, in accordance with article 8, § 1 , items I and II of CVM Resolution No. 77/2022. The maximum amount to be used in the program is R$1 billion.

This program is effective from March 5, 2024 and ends on February 4, 2025.

During the preparation of these ITRs, no share buybacks occurred by the Company.

c)   Capital reserves

The balance was R$63,095 on March 31, 2024 and December 31, 2023, subdivided into:

•	Special goodwill reserve: Refers to the tax benefit generated by the merger of Telefônica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholder (Telefónica and TLH) after the realization of the tax credit, pursuant to CVM Instruction 319/1999. The balance of this item on March 31, 2024 and December 31, 2023 was R$63,074.
•	Treasury shares: The outstanding balance of this item was R$194 on March 31, 2024 and December 31, 2023.
•	Other capital reserves: Refers to the effects of capital transactions occurring in the acquisition, disposal and incorporation of companies by the Company and/or its subsidiaries. The balance of this item was R$215 on March 31, 2024 and December 31, 2023.

48

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

d)   Income reserves

The balances of this item were R$5,905,115 and R$5,885,575 on March 31, 2024 and December 31, 2023, respectively, subdivided into:

• Legal reserve: Reserve created mandatorily by the Company based on 5% of the net profit for the year, until reaching 20% of the paid-in share capital. The legal reserve may only be used to increase share capital and to offset accumulated losses. The balance of this item on March 31, 2024 and December 31, 2023 was R$3,841,022.

• Tax incentives: The Company has tax benefits related to: (i) ICMS in the states of Minas Gerais and Espírito Santo, referring to credits granted with the competent bodies of the aforementioned states, linked to investments in the installation of SMP support equipment, in full functioning and operation, in accordance with current regulations, which ensure that the locations listed in the notice are included in the SMP coverage area; and (ii) 75% reduction in the IRPJ levied on profit earned in the states in the North and Northeast regions of the country (SUDAM and SUDENE areas). The portion of these tax benefits was excluded from the calculation of dividends and may only be used in cases of capital increase or loss absorption. The balances of this item were R$333,121 and R$313,581 on March 31, 2024 and December 31, 2023, respectively.

• Reserve for Remuneration to Shareholders and Investments: Statutory reserve created by the Company under the terms of article 194 of the Brazilian Corporation Law, to which, upon Management's proposal, up to 50% of the net profit for the year will be allocated, provided that the balance of said reserve does not exceed, in total, the corresponding 20% of the Company's share capital, in order to ensure resources for: (i) repurchase, redemption, reimbursement or amortization of shares issued by the Company itself; (ii) distribution of dividends to shareholders, including interim or interim dividends or in the form of interest on equity; and (iii) investments related to the Company's activities. On April 11, 2024, the Company's EGM approved the creation of this statutory reserve, and, at the Ordinary General Meeting (“AGM”) immediately following this EGM, the allocation of R$1,730,972 of the net profit for the year ended December 31, 2023 to the aforementioned reserve. The balance of this item was R$1,730,972 on March 31, 2024 and December 31, 2023.

e)   Dividend and interest on equity

The amounts of interest on own capital per share are calculated and presented net of withholding income tax (IRRF). Tax immune shareholders received interest on full equity, without withholding income tax.

e.1)	Interim interest on equity for 2024

At a meeting held on March 14, 2024, the Company's Board of Directors approved the declaration of interest on equity, in accordance with article 26 of the Company's Bylaws, article 9 of Law No. 9,249/1995 and CVM Resolution No. 143/2022, in the gross amount of R$300,000, equivalent to 0.18153388831 per common share, corresponding to a net amount of income tax at source of R$255,000, equivalent to 0.15430380506 per common share, determined based on the balance sheet of February 29, 2024.

As provided for in article 26 of the Company's Bylaws, such interest will be attributed to the mandatory dividend for the fiscal year ending on December 31, 2024, ad referendum of the Shareholders' AGM to be held in 2025.

Payment of these proceeds will be made by April 30, 2025, on a date to be defined by the Company's Board of Directors, and will be credited individually to each shareholder, subject to the shareholding position recorded in the Company's records at the end of March 28, 2024.

49

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)
e.2)	Interest on Equity and Dividends for 2023

At the AGM held on April 11, 2024, the administrators' accounts were approved, and the Management Report and Financial Statements were examined, discussed and voted on, accompanied by the Independent Auditors' Report, the Opinion of the Audit and Control Committee and the Opinion of the Fiscal Council, referring to the fiscal year ending on December 31, 2023, as well as the proposal for the allocation of the results of the aforementioned fiscal year 2023.

The details of the allocation of results are the same as those disclosed in explanatory note 24) Shareholders' Equity, item d), disclosed in the financial statements for the fiscal year ended December 31, 2023.

	Dates
Nature	Approval	Credit	Payment limit	Gross Amount	Net Value	Amount per Share, Net
IOE	02.15.2023	02.28.2023	10.18.2023	106,000	90,100	0.05420598981
IOE	03.15.2023	03.31.2023	10.18.2023	290,000	246,500	0.14834705593
IOE	05.15.2023	05.31.2023	04.23.2024	320,000	272,000	0.16386448053
IOE	07.17.2023	07.31.2023	04.23.2024	405,000	344,250	0.20761977781
IOE	08.15.2023	08.31.2023	04.23.2024	265,000	225,250	0.13597484254
IOE	09.11.2023	09.22.2023	04.23.2024	200,000	170,000	0.10262252267
IOE	10.10.2023	10.23.2023	04.23.2024	150,000	127,500	0.07698872139
IOE	12.14.2023	12.26.2023	04.23.2024	850,000	722,500	0.43719411434
Total				2,586,000	2,198,100

f)    Equity valuation adjustment

Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (joint venture).

Financial assets at fair value through other comprehensive income: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.

50

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

The changes in equity valuation adjustments, net of gains or losses and of taxes, when applicable, were as follows:

	Company / Consolidated
	Currency translation effects – foreign investments	Financial assets at fair value	Derivative transactions	Total
Balance on December 31, 2022	61,382	(9,214)	15	52,183
Translation losses	(1,075)	—	—	(1,075)
Losses from derivatives	—	—	(1,126)	(1,126)
Losses on financial assets at fair value	—	(43)	—	(43)
Balance on March 31, 2023	60,307	(9,257)	(1,111)	49,939
Translation losses	(3,731)	—	—	(3,731)
Gains from derivatives	—	—	518	518
Losses on financial assets at fair value	—	(17)	—	(17)
Balance on December 31, 2023	56,576	(9,274)	(593)	46,709
Translation gains	1,045		—	1,045
Gains from derivatives	—	—	1,201	1,201
Gains on financial assets at fair value	—	4	—	4
Balance on March 31, 2024	57,621	(9,270)	608	48,959

g)   Non-controlling shareholders

	IoTCo Brasil	Vivo Ventures	CloudCo Brasil	Total
Equity on December 31, 2023	96,607	43,055	22,746	162,408
Company	48,313	42,195	11,375	101,883
Non-controlling shareholders	48,294	860	11,371	60,525

Capital contributions in the period	—	5,100	—	5,100
Company	—	4,998	—	4,998
Non-controlling shareholders	—	102	—	102

Statements of income movements in the period	3,983	204	(3,035)	1,152
Company	1,992	200	(1,518)	674
Non-controlling shareholders	1,991	4	(1,517)	478

Equity on March 31, 2024	100,590	48,359	19,711	168,660
Company	50,305	47,393	9,857	107,555
Non-controlling shareholders	50,285	966	9,854	61,105

51

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

h)   Reconciliation of parent company and consolidated net income

	Three-month period ended
	03.31.2024	03.31.2023
Company's net income (Company)	895,631	834,669
Participation of non-controlling shareholders	478	(81)
IoTCo Brasil	1,991	2,098
Vivo Ventures	4	(7)
CloudCo Brasil	(1,517)	(2,172)
Company's net income (Consolidated)	896,109	834,588

i)    Earnings per share

Basic and diluted earnings per share were calculated by dividing net profit attributed to the Company's shareholders by the weighted average number of outstanding common shares. The Company has no instruments which might potentially affect the dilution of earnings per share.

	Company
	Three-month period ended
	03.31.2024	03.31.2023
Net income for the period	895,631	834,669

Weighted average number of outstanding common shares for the period (in thousands)	1,652,584	1,662,161

Basic and diluted earnings per common share (R$)	0.54	0.50

24.	NET OPERATING REVENUE
	Company		Consolidated
	Three-month period ended		Three-month period ended
	03.31.2024	03.31.2023	03.31.2024	03.31.2023
Gross operating revenue	18,043,391	16,627,056	18,595,841	17,264,163
Services(1)	16,134,864	14,807,840	16,654,027	15,417,696
Sale of goods(2)	1,908,527	1,819,216	1,941,814	1,846,467

Deductions from gross operating revenue	(4,986,596)	(4,450,266)	(5,050,206)	(4,543,253)
Tax	(2,667,659)	(2,373,164)	(2,730,328)	(2,451,304)
Services	(2,272,167)	(1,977,932)	(2,322,564)	(2,051,031)
Sale of goods	(395,492)	(395,232)	(407,764)	(400,273)

Discounts granted and return of goods	(2,318,937)	(2,077,102)	(2,319,878)	(2,091,949)
Services	(1,737,350)	(1,580,353)	(1,737,350)	(1,593,418)
Sale of goods	(581,587)	(496,749)	(582,528)	(498,531)

Net operating revenue	13,056,795	12,176,790	13,545,635	12,720,910
Services	12,125,347	11,249,555	12,594,113	11,773,247
Sale of goods	931,448	927,235	951,522	947,663

(1)	Includes telephone services, use of interconnection network, data and SVA services, cable TV and other services.
(2)	Includes sale of goods (handsets, SIM cards and accessories) and equipment of "Vivo Tech".

52

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

There is no customer that contributed more than 10% of operating revenue for the quarters ended March 31, 2024 and 2023.

25.	OPERATING COSTS AND EXPENSES
	Company
	Three-month period ended				Three-month period ended
	03.31.2024				03.31.2023
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(2,177,657)	(1,534,525)	(256,566)	(3,968,748)	(2,118,459)	(1,444,980)	(239,802)	(3,803,241)
Depreciation and amortization(1)	(2,762,520)	(384,668)	(213,014)	(3,360,202)	(2,585,346)	(381,498)	(210,462)	(3,177,306)
Personnel	(271,815)	(849,558)	(222,664)	(1,344,037)	(249,540)	(813,353)	(211,362)	(1,274,255)
Cost of goods sold	(1,039,256)	—	—	(1,039,256)	(1,027,412)	—	—	(1,027,412)
Taxes, charges and contributions	(509,006)	(10,142)	(13,081)	(532,229)	(467,748)	(9,698)	(8,360)	(485,806)
Estimated impairment losses on accounts receivable (Note 5)	—	(361,792)	—	(361,792)	—	(306,053)	—	(306,053)
Rental, insurance, condominium and connection means	(356,746)	(18,170)	(12,865)	(387,781)	(285,567)	(16,089)	(12,583)	(314,239)
Materials and other operating costs and expenses	(16,806)	(29,487)	(10,276)	(56,569)	(18,635)	(54,090)	(9,876)	(82,601)
Total	(7,133,806)	(3,188,342)	(728,466)	(11,050,614)	(6,752,707)	(3,025,761)	(692,445)	(10,470,913)
	Consolidated
	Three-month period ended				Three-month period ended
	03.31.2024				03.31.2023
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(2,461,810)	(1,529,175)	(263,840)	(4,254,825)	(2,365,987)	(1,455,035)	(244,821)	(4,065,843)
Depreciation and amortization(1)	(2,766,092)	(386,173)	(214,062)	(3,366,327)	(2,663,673)	(385,445)	(211,228)	(3,260,346)
Personnel	(334,729)	(869,990)	(233,816)	(1,438,535)	(313,429)	(822,850)	(221,680)	(1,357,959)
Cost of goods sold	(1,058,539)	—	—	(1,058,539)	(1,041,836)	—	—	(1,041,836)
Taxes, charges and contributions	(516,325)	(10,144)	(14,024)	(540,493)	(513,015)	(9,698)	(8,686)	(531,399)
Estimated impairment losses on accounts receivable (Note 5)	—	(398,302)	—	(398,302)	—	(353,447)	—	(353,447)
Rental, insurance, condominium and connection means	(356,671)	(17,654)	(13,382)	(387,707)	(295,390)	(15,824)	(13,354)	(324,568)
Materials and other operating costs and expenses	(24,326)	(25,431)	(11,213)	(60,970)	(20,066)	(52,980)	(10,099)	(83,145)
Total	(7,518,492)	(3,236,869)	(750,337)	(11,505,698)	(7,213,396)	(3,095,279)	(709,868)	(11,018,543)

(1)	Includes consolidated lease depreciation of R$826,448 and R$823,652 for the quarters ended March 31, 2024 and 2023, respectively (Note 13.c).

53

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)
26.	OTHER INCOME (EXPENSES)
	Company		Consolidated
	Three-month period ended		Three-month period ended
	03.31.24	03.31.23	03.31.24	03.31.23
Recovered expenses and fines(1)	110,833	135,648	111,186	139,640
Provision for legal claims (note 19)	(168,951)	(154,942)	(169,896)	(157,036)
Other operating income (expenses)	(59,485)	12,328	(70,621)	(2,877)
Total	(117,603)	(6,966)	(129,331)	(20,273)

Other operating income	110,833	147,976	111,186	139,640
Other operating expenses	(228,436)	(154,942)	(240,517)	(159,913)
Total	(117,603)	(6,966)	(129,331)	(20,273)

(1)	On March 31, 2023, includes tax credit of R$59,206 arising from decisions on legal proceedings in favor of the Company that recognized PIS and COFINS tax credits (note 9). The remaining balance refers to contractual fines and other tax credits.
27.	FINANCIAL INCOME (EXPENSES)
	Company		Consolidated
	Three-month period ended		Three-month period ended
	03.31.2024	03.31.2023	03.31.2024	03.31.2023
Financial Income
Gain on derivative transactions (note 31)	28,697	40,079	29,321	40,079
Interest income	142,922	101,726	151,282	123,228
Other revenues from foreign exchange and monetary variation(1)	41,561	163,734	45,534	166,415
Foreign exchange variations on loans and financing (note 20)	—	29,164	—	29,164
Interest receivable (customers, taxes and other)	43,568	49,279	44,479	49,760
Other financial income	40,914	46,308	42,814	47,509
Total	297,662	430,290	313,430	456,155

Financial Expenses
Charges for financing, debentures and leases (note 20)(2)	(531,568)	(526,984)	(535,845)	(538,931)
Expenses with monetary variations of provision for legal claims (note 19)	(266,118)	(207,681)	(268,517)	(209,602)
Loss on derivative transactions (note 31)	(29,716)	(125,252)	(30,477)	(125,252)
Interest payable (financial institutions, trade accounts payable, taxes and other)	(103,252)	(122,595)	(103,758)	(125,086)
Other expenses with exchange and monetary variations (suppliers, taxes and others)	(21,649)	(66,104)	(23,530)	(67,817)
Other financial expenses	(36,223)	(44,679)	(38,060)	(46,859)
Total	(988,526)	(1,093,295)	(1,000,187)	(1,113,547)

Financial income (expenses), net	(690,864)	(663,005)	(686,757)	(657,392)

(1)	On March 31, 2023, includes tax credits of R$99,990 arising from decisions on legal proceedings in favor of the Company that recognized PIS and COFINS tax credits (note 9).
(2)	Includes consolidated amounts of R$403,361 e R$335,255 for the three-month period ended March 31, 2024 and 2023, respectively, referring to lease charges (Note 20.c).

54

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)
28.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)   Balances and transactions with related parties

The main balances of assets and liabilities with related parties arise from transactions with companies related to the controlling group, which were carried out at prices and other commercial conditions as agreed in a contract between the parties and refer to:

a) Fixed and mobile telephone services, provided to Telefónica Group companies.

b) Fiber optic network construction consultancy service.

c) Values referring to installments receivable as a result of the sale of equity interests and capital contributions, as well as the updating of these values.

d) Shared services, passed on at the cost actually incurred.

e) Right to use certain software licenses and contracted maintenance and support services.

f) International transmission infrastructure for various contracted data circuits and connection services.

g) Adquira Sourcing Platform, an online solution for negotiating the purchase and sale of various types of goods and services.

h) Cost Sharing Agreement, reimbursement of expenses related to the digital business.

i) Financial Clearing House Roaming, inflows of funds for payments and receipts arising from the roaming operation.

j) Data communication services and integrated solutions.

k) Long-distance calling and international roaming services

l) Disposal of assets

m) Brand Fee, for the assignment of use of brand rights.

n) Rental of buildings, data circuit or infrastructure.

o) Factoring operations, financing line for services provided by Telefónica Group suppliers.

p) Contracts for the assignment of rights to use the pipeline network, duct rental services for fiber optics and right-of-way occupation contracts with various highway concessionaires.

As described in note 30, the Company and its subsidiaries sponsor pension plans and other post-employment benefits for their employees with Visão Prev and Sistel.

Telefônica Corretora de Seguros (“TCS“) acts as an intermediary in transactions between insurance companies and the Company and its subsidiaries in the acquisition of insurance for cell phones, operational risks, general liability, guarantee insurance, among others. There are no balances arising from insurance intermediation between TCS and the Company and its subsidiaries.

55

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

The following table summarizes the consolidated balances with related parties:

		Balance Sheet – Assets
		03.31.2024			12.31.2023
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable	Other assets	Cash and cash equivalents	Accounts receivable	Other assets
Parent Companies
Telefónica Latinoamerica Holding	d)	—	—	28,226	—	—	26,959
Telefónica	d)	—	—	252	—	—	252
		—	—	28,478	—	—	27,211
Other Group companies
Telefonica Global Solutions Participações	a) / d) / f) / j) / n)	—	4,945	197	—	5,128	136
Telefónica Venezolana	d) / k)	—	8,955	3,238	—	9,270	3,238
Telefônica Factoring do Brasil	d) / o)	—	1,896	62	—	1,560	40
Telefónica Global Solutions	f) / j) / k)	—	14,700	—	—	15,746	—
Telefónica Moviles Argentina	j) / k)	—	6,298	—	—	5,886	—
Telefónica Moviles Chile	k)	—	2,300	—	—	1,425	—
Telfisa Global BV	i)	25,953	—	—	19,474	—	—
Telxius Cable Brasil	a) / d) / f) / l)	—	9,153	370	—	17,545	240
Telefônica Infra	c)	—	—	158,878	—	—	156,775
FiBrasil Infraestrutura e Fibra Ótica	a) / b) / n) / p)	—	8,481	56,834	—	6,691	39,188
Telefónica IoT & Big Data Tech	c) / d)	—	—	20,902	—	—	20,012
Other		—	6,517	24,936	—	5,673	21,406
		25,953	63,245	265,417	19,474	68,924	241,035
Total		25,953	63,245	293,895	19,474	68,924	268,246

Current assets
Cash and cash equivalents (Note 3)		25,953	—	—	19,474	—	—
Trade accounts receivable (Note 5)		—	63,245	—	—	68,924	—
Other assets (Note 11)		—	—	285,229	—	—	259,426
Non-current assets
Other assets (Note 11)		—	—	8,666	—	—	8,820

56

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

		Balance Sheet – Liabilities
		03.31.2024		12.31.2023
Companies	Type of transaction	Trade accounts payable	Other liabilities and leases	Trade accounts payable	Other liabilities and leases
Parent Companies
Telefónica Latinoamerica Holding	d)	353	—	—	997
Telefónica	d) / m)	5,792	110,320	100,886	110
		6,145	110,320	100,886	1,107
Other Group companies
Telefonica Global Solutions Participações	d) / e) / f) / h) / k)	26,566	318	31,475	318
Telefónica Compras Electrónica	g)	29,802	—	25,924	—
Telefónica Innovación Digital, S.L.	h)	94,176	—	76,682	—
Telefónica Global Technology	e)	25,906	—	16,765	—
Telefónica Global Solutions	e) / f) / j) / k)	26,901	—	45,468	—
Telxius Cable Brasil	d) / f)	39,532	1,572	37,211	1,572
Companhia AIX Participações	p)	5,382	22,916	2,779	31,134
Telefónica IoT & Big Data Tech	h)	28,051	—	27,041	—
Telefonica Ciberseguranca e Tecnologia do Brasil	d) / e) / j)	75,136	—	66,478	164
FiBrasil Infraestrutura e Fibra Ótica	b) / d)	119,118	487	38,922	487
Other		46,908	2,081	40,205	2,023
		517,478	27,374	408,950	35,698
Total		523,623	137,694	509,836	36,805

Current liabilities
Trade accounts payable and other payables (Note 16)		523,623	—	509,836	—
Leases (Note 20)		—	22,916	—	31,134
Other liabilities (Note 22)		—	114,202	—	5,103
Non-current liabilities
Leases (Note 20)		—	—	—	—
Other liabilities (Note 22)		—	576	—	568

57

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

		Income statement
		Three-month period ended
		03.31.2024			03.31.2023
Companies	Type of transaction	Operating revenues	Revenues (cost, expenses and other expenses) operating	Financial result	Operating revenues	Revenues (cost, expenses and other expenses) operating	Financial result
Parent Companies
Telefónica Latinoamerica Holding	d)	—	657	257	—	1,807	158
Telefónica	d) / m)	—	(128,249)	(3,535)	—	(119,406)	2,000
		—	(127,592)	(3,278)	—	(117,599)	2,158
Other Group companies
Telefonica Global Solutions Participações	a) / d) / e) / f) / h) / k) / j) / n)	1,348	(21,982)	(6)	4,842	(25,064)	—
Telefónica Digital España	h)	—	(58,030)	(2,219)	—	(49,816)	3,095
Telefónica Global Solutions	e) / f) / j) / k)	9,562	(14,359)	(271)	10,782	(18,035)	(555)
Telxius Cable Brasil	a) / d) / f)	2,023	(57,293)	(908)	2,103	(60,169)	595
Telefonica Cibersegurança e Tecnologia do Brasil	a) / d) / e) / f) / j) / n)	204	(56,754)	—	1,775	(52,034)	—
Telefónica IoT & Big Data Tech	c) / d) / h)	—	(29,653)	(704)	—	(27,955)	2,406
Telefônica Infra	c)	—	—	2,103	—	—	4,052
FiBrasil Infraestrutura e Fibra Ótica	a) / b) / d) / e) / l) / n) / p)	2,355	(90,976)	4,783	2,285	(52,849)	611
Telefónica Móveis Argentina	k)	1,231	(1,431)	(57)	1,716	(2,876)	363
Telefónica Del Perú	k)	2,853	(560)	18	222	(102)	(17)
Telefonica Moviles Chile	k)	1,452	(421)	(6)	774	(438)	(2)
Telefónica Venezolana	d) / k)	—	(31)	(2,853)	—	(10)	1
Other		1,849	(45,619)	(938)	1,953	(42,336)	(314)
		22,877	(377,109)	(1,058)	26,452	(331,684)	10,235
Total		22,877	(504,701)	(4,336)	26,452	(449,283)	12,393
b)	Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers for the three-month period ended March 31, 2024 and 2023 totaled R$19,352 and R$13,467, respectively. This includes R$9,340 (R$6,784 on March 31, 2023) for salaries, benefits and social charges and R$10,012 (R$6,683 on March 31, 2023) for variable compensation.

These amounts were recorded as personnel expenses in General and administrative expenses.

In the three-month period ended March 31, 2024 and 2023, the Directors and Officers did not receive any pension, retirement or similar benefits.

29.	SHARE-BASED PAYMENT PLANS

The Company's parent company, Telefónica, maintains different compensation plans based on the quoted value of its shares (Talent for the Future Share Plan (“TFSP“) and Performance Share Plan (“PSP“), which were also offered to directors and employees of its subsidiaries, including the Company and its subsidiaries.

The details of these plans are the same as in Note 30) Share-Based Payment Plans, as disclosed in the financial statements for the year ended December 31, 2023.

58

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

The main plans in effect on March 31, 2024, are detailed below:

•	Talent for the Future Share Plan (“TFSP“), for your Senior Managers, Managers and Specialists at a global level:

Cycle 2021-2023 (January 1, 2021 to December 31, 2023): with 162 active executives, with the potential right to receive 277,500 Telefónica shares.

Cycle 2022-2024 (January 1, 2022 to December 31, 2024): with 119 active executives, with the potential right to receive 254,500 Telefónica shares.

Cycle 2023-2025 (January 1, 2023 to December 31, 2025): with 162 active executives, with the potential right to receive 324,500 Telefónica shares

•	Performance Share Plan (“PSP“), for its Vice Presidents and Directors globally:

Cycle 2021-2023 (January 1, 2021 to December 31, 2023): with 77 active executives (including 3 executives appointed under the Bylaws) of the Company, having the potential right to receive 1.540.867 Telefónica shares.

Cycle 2022-2024 (January 1, 2022 to December 31, 2024): with 95 active executives (including 3 executives appointed under the Bylaws) of the Company, having the potential right to receive 806,383 Telefónica shares.

Cycle 2023-2025 (January 1, 2023 to December 31, 2025): with 114 active executives (including 5 executives appointed under the Bylaws) of the Company, having the potential right to receive 1.040.212 Telefónica shares..

•	Performance Share Plan (“PSP VIVO“), for its Vice Presidents and Directors at the local level:

Cycle 2022-2024: (January 1, 2022 to December 31, 2024): with 93 active executives (including 3 executives appointed under the Bylaws) of the Company, having the potential right to receive the value corresponding to 401,260 shares of the Company.

Cycle 2023-2025: (January 1, 2023 to December 31, 2025): with 110 active executives (including 5 executives appointed under the Bylaws) of the Company, having the potential right to receive the amount corresponding to 473,080 shares of the Company

•	Telefónica Global Incentive Share Purchase Plan: Plan 100

Employees enrolled in the plan can acquire Telefónica shares through monthly contributions of 25 euros to 150 euros (or the equivalent in local currency), deducted from payroll, monthly with a maximum amount of 1.800 euros over a twelve-month period (purchase period).

The six months following the purchase period are the retention period for the purchased shares. At the end of this period, additional shares will be delivered, that is, for each share purchased by the employee, one free share will be granted.

The cycle of this plan is effective from September 1, 2022 to March 31, 2024.

59

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

The delivery of shares will occur after the vesting period of the plan, after March 31, 2024, and is conditioned to: (i) remaining in the company during the two-year duration of the program (vesting period), subject to certain special conditions in relation to layoffs; and (ii) the exact number of shares to be delivered at the end of the vesting period depends on the number of shares acquired and held by employees. Thus, employees enrolled in the plan, who remain in the Telefónica Group, who have held the shares acquired for an additional period of six months after the end of the purchase period, will be entitled to receive one free share for each share they have acquired. and retained until the end of the vesting period. To commemorate the 100th anniversary of Telefónica's incorporation (April 19, 2024), in addition to the Additional Shares, each of the participants may receive 100 Telefónica Commemoration Shares (“the Commemoration Shares“) free of charge.

The delivery of commemorative shares will occur after the vesting period of the plan, after March 31, 2024, and is conditioned to: (i) that the employee enrolled in the plan makes contributions, regardless of the amount of such contribution, during the twelve (12) month duration of the Purchase Period without interruption; (ii) to keep the Purchased Shares deposited in the Securities Account until the Consolidation Date; and (iii) that the employee enrolled in the plan continues to provide services to the Group until the Consolidation Date (first day after the end of the maintenance period being March 31, 2024).

On March 31, 2024 and December 31, 2023, the consolidated liability balances of the share compensation plans were R$186,411 e R$154,689 (Note 15), respectively, including taxes.

30.	PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and its subsidiaries and the related benefits by type are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare – Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brazil and Cloud Co Brazil
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brazil and Cloud Co Brazil

The details of these plans are the same as in Note 31) Pension Plans and Other Post-Employment Benefits, as disclosed in the financial statements for the year ended December 31, 2023.

60

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

The changes in consolidated balances of the surplus and deficit plans were as follows:

	Consolidated
	Plans with surplus	Plans with deficit	Total
Balance on December 31, 2022	4,161	(769,816)	(765,655)
Current service cost	(279)	(2,503)	(2,782)
Net interest on net defined benefit liabilities/assets	115	(18,796)	(18,681)
Contributions and benefits paid by the employers	255	7,049	7,304
Balance on March 31, 2023	4,252	(784,066)	(779,814)
Current service cost	(586)	(7,758)	(8,344)
Net interest on net defined benefit liabilities/assets	341	(56,388)	(56,047)
Contributions and benefits paid by the employers	522	11,294	11,816
Effects on comprehensive results	92,283	(240,165)	(147,882)
Distribution of reserves	(22,764)	—	(22,764)
Balance on December 31, 2023	74,048	(1,077,083)	(1,003,035)
Current service cost	(289)	(4,172)	(4,461)
Net interest on net defined benefit liabilities/assets	1,681	(24,641)	(22,960)
Contributions and benefits paid by the employers	280	8,110	8,390
Distribution of reserves	(7,966)	—	(7,966)
Balance on March 31, 2024	67,754	(1,097,786)	(1,030,032)

Balance on December 31, 2023
Current assets	(30,673)	—	(30,673)
Non-current assets	(43,375)		(43,375)
Non-current liabilities	—	1,045,495	1,045,495

Balance on March 31, 2024
Current assets	(32,111)	—	(32,111)
Non-current assets	(35,643)	—	(35,643)
Current liabilities	—	31,588	31,588
Non-current liabilities	—	1,066,198	1,066,198

31.	FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

a)   Derivative transactions

The derivative financial instruments contracted by the Company are mainly used for hedging against foreign exchange risk from assets and liabilities in foreign currency and the effects of inflation on leases indexed to the IPCA. There are no derivative financial instruments held for speculative purposes, possible currency risks are hedged.

Management believes that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

61

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

Whilst these derivative contracts qualify for hedge accounting, the hedged item is adjusted to fair value, offsetting the result of the derivatives, pursuant to the rules of hedge accounting. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

Derivatives contracts include specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the anticipated liquidation of the contract.

On March 31, 2024 and December 31, 2023, the Company held no embedded derivatives contracts.

a.1)	Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of the positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves and discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves.

The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

62

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

	Company / Consolidated
			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Swap contracts
Assets position	474,192	820,298	81,505	85,288
Foreign Currency	364,276	609,794	968	256
US$(1)	201,988	369,544	47	27
EUR(1)	104,931	125,848	—	229
NDF US$(3)	57,357	114,402	921	—

Floating rate	74,289	172,471	13	1,952
CDI(1)	74,289	172,471	13	1,952

Inflation rates	35,627	38,033	80,524	83,080
IPCA(2)	35,627	38,033	80,524	83,080

Liabilities position	(475,192)	(820,298)	(90,538)	(94,703)
Floating rate	(342,546)	(533,425)	(90,374)	(93,805)
CDI(1)(2)	(342,546)	(533,425)	(90,374)	(93,805)

Fixed rate	(57,357)	(114,402)	—	(898)
NDF US$(3)	(57,357)	(114,402)	—	(898)

Foreign Currency	(75,289)	(172,471)	(164)	—
US$(1)	(39,189)	(169,247)	(135)	—
EUR(1)	(36,100)	(3,224)	(29)	—

	Long position		7,180	85,288
	Current		7,180	8,336
	Non-current		—	76,952

	Short position		(16,213)	(94,703)
	Current		(480)	(6,948)
	Non-current		(15,733)	(87,755)
	Amounts payable, net		(9,033)	(9,415)

(1)	Foreign currency swap (euro and CDI x euro) (R$141,030) and (US dollar and CDI x US dollar) (R$240,178) – swap operations contracted with maturities until May 22, 2024, with the objective of protecting against exchange variation risks of net amounts payable (book value of R$139 payable and R$281 payable, respectively).
(2)	Swap IPCA x CDI (R$69,566) – swap operations contracted with maturities in 2033 with the objective of protecting against the risk of variation of the IPCA (book value of R$9,534 payable).
(3)	NDF dollar x (R$57,357) – forward operations contracted with maturities up to June 11, 2024, with the objective of protecting against exchange variation risks of service contracts (book value of R$921 payable).

63

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

Swaps maturing after March 31, 2024, are as follows:

	Company / Consolidated
	Maturing in
Swap contract	1 to 12 months	13 to 24 months	25 to 36 months	37 to 48 months	49 to 60 months	From 61 months	Amount receivable (payable) on 03.31.2024
IPCA x CDI	6,199	7,033	5,694	5,286	4,725	(38,471)	(9,534)
NDF US$ x Fixed rate	921	—	—	—	—	—	921
Foreign currency x CDI	(270)	—	—	—	—	—	(270)
CDI x Foreign Currency	(150)	—	—	—	—	—	(150)
Total	6,700	7,033	5,694	5,286	4,725	(38,471)	(9,033)

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI and IPCA x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

In the quarters ended March 31, 2024 and 2023, derivative financial instruments generated negative consolidated net results of R$1,156 and R$85,173, respectively (note 27).

a.2)	Sensitivity analysis of the Company's risk variables

CVM Resolution 475/2008 requires listed companies to disclose sensitivity analyses for each type of financial instruments market risk that management believes to be significant at the end of each period, including all derivative financial instrument transactions.

Each financial instrument derivative transaction was assessed, and assumptions included a probable base scenario and a further two stressed scenarios that could adversely impact the Company.

For the probable base scenario, at the maturity dates for each of the transactions, the market rates sourced from B3 yield curves (currencies and interest rates) were used plus data from the IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. For scenarios II and III, as per the CVM rule, risk variables were stressed by 25% and 50% respectively.

64

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, other scenarios are not applicable. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios on March 31, 2024.

		Company / Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (assets position)	Derivatives (depreciation risk EUR)	69,571	86,964	104,357
Payables in EUR	Debt (appreciation risk EUR)	(108,156)	(135,196)	(162,235)
Receivables in EUR	Debt (depreciation risk EUR)	37,374	46,718	56,061
	Net Exposure	(1,211)	(1,514)	(1,817)

Hedge (assets position)	Derivatives (depreciation risk US$)	163,918	204,898	245,878
Payables in US$	Debt (appreciation risk US$)	(306,349)	(382,936)	(459,524)
Receivables in US$	Debt (depreciation risk US$)	142,428	178,035	213,642
	Net Exposure	(3)	(3)	(4)

Hedge (assets position)	Derivatives (risk of decrease in IPCA)	43,372	28,265	14,629
Debt in IPCA	Debt (risk of increase in IPCA)	(43,372)	(28,265)	(14,629)
	Net Exposure	—	—	—

Hedge (assets position)	Derivatives (depreciation risk US$)	921	1,152	1,727
OPex em US$	OPex (appreciation risk US$)	(921)	(1,152)	(1,727)
	Net Exposure	—	—	—

Hedge (CDI position)
Hedge US$ and EUR (liabilities position)	Derivatives (risk of decrease in CDI)	316	407	494
Hedge IPCA (liabilities position)	Derivatives (risk of increase in CDI)	(52,906)	(66,132)	(79,359)
	Net Exposure	(52,590)	(65,725)	(78,865)

Total net exposure in each scenario		(53,804)	(67,242)	(80,686)

Net effect on changes in current fair value		—	(13,438)	(26,882)

The fair values shown in the table above are based on the portfolio position on March 31, 2024, but do not contemplate other changes to market variables which are constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

The assumptions used by the Company for the sensitivity analysis on March 31, 2024, were as follows:

65

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

Risk Variable	Probable	25% depreciation	50% depreciation
US$	5.0000	6.2500	7.4900
EUR	5.4000	6.7500	8.1000
IPCA	5.37%	6.76%	8.17%
IGPM	(4.26)%	(5.30)%	(6.32)%
CDI	10.65%	13.48%	16.39%
b)	Fair value

The Company and its subsidiaries use adequate valuation techniques in the circumstances and for which there is sufficient data to measure the fair value, that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs.

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole: (i) Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities; (ii) Level 2: valuation techniques for which there is a significantly lower level of information to measure the fair value directly or indirectly observable; and (iii) Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

During the periods shown in the tables below, there were no transfers of fair value assessments between the levels mentioned.

For fair value disclosure purposes, the Company and its subsidiaries determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy.

66

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

The tables below present the composition and classification of financial assets and liabilities on March 31, 2024, and December 31, 2023.

			Company
			Book value		Fair value
	Classification by category	Fair value hierarchy	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Financial Assets
Current
Cash and cash equivalents (Note 3)	1		6,382,414	4,031,235	6,382,414	4,031,235
Financial investments (note 4)	1		—	1,148	—	1,148
Trade accounts receivable (Note 5)	1		9,023,792	8,944,992	9,023,792	8,944,992
Derivative transactions (Note 31.a)	2	Level 2	7,180	8,107	7,180	8,107
Sale of real estate and other receivables (Note 11)	1		140,441	106,223	140,441	106,223
Related-party receivables (Note 11)	1		286,244	261,015	286,244	261,015

Non-current
Financial investments (note 4)	1		33,350	36,154	33,350	36,154
Trade accounts receivable (Note 5)	1		305,278	351,036	305,278	351,036
Derivative transactions (Note 31.a)	3	Level 2	—	76,952	—	76,952
Sale of real estate and other receivables (Note 11)	1		47,390	51,129	47,390	51,129
Related-party receivables (Note 11)	1		8,599	8,756	8,599	8,756
Total financial assets			16,234,688	13,876,747	16,234,688	13,876,747

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	1		9,115,874	7,935,069	9,115,874	7,935,069
Loans and financing (Note 20.a)	1		—	—	—	—
Leases (Note 20.a)	2	Level 2	3,945,921	3,873,697	3,945,921	3,873,697
Debentures (Note 20.a)	1		87,014	221,589	87,014	221,589
5G Licenses (Note 20.a)	1		351,298	351,291	351,298	351,291
Derivative transactions (Note 31.a)	2	Level 2	480	6,050	480	6,050
Derivative transactions (Note 31.a)	3	Level 2	—	898	—	898
Liabilities with ANATEL (Note 22)	1		138,832	99,884	138,832	99,884
Amounts to be refunded to customers (Note 22)	1		128,678	123,302	128,678	123,302
Liabilities with related parties (Note 22)	1		114,651	6,782	114,651	6,782

Non-current
Leases (Note 20.a)	2	Level 2	9,512,689	9,719,732	9,512,689	9,719,732
Debentures (Note 20.a)	1		3,500,000	3,500,000	3,500,000	3,500,000
5G Licenses (Note 20.a)	1		974,317	949,395	974,317	949,395
Derivative transactions (Note 31.a)	2	Level 2	15,733	87,755	15,733	87,755
Liabilities with ANATEL (Note 22)	1		847,671	829,636	847,671	829,636
Liabilities with related parties (Note 22)	1		2,344	2,333	2,344	2,333
Total financial liabilities			28,735,502	27,707,413	28,735,502	27,707,413

67

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

			Consolidated
			Book value		Fair value
	Classification by category	Fair value hierarchy	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Financial Assets
Current
Cash and cash equivalents (Note 3)	1		6,755,749	4,358,276	6,755,749	4,358,276
Financial investments (note 4)	1		—	1,148	—	1,148
Trade accounts receivable (Note 5)	1		9,493,955	9,318,077	9,493,955	9,318,077
Derivative transactions (Note 31.a)	2	Level 2	7,180	8,336	7,180	8,336
Sale of real estate and other receivables (Note 11)	1		140,441	106,223	140,441	106,223
Related-party receivables (Note 11)	1		285,229	259,426	285,229	259,426

Non-current
Financial investments (note 4)	1		33,366	36,169	33,366	36,169
Trade accounts receivable (Note 5)	1		305,278	351,036	305,278	351,036
Derivative transactions (Note 31.a)	2	Level 2	—	76,952	—	76,952
Sale of real estate and other receivables (Note 11)	1		47,390	51,129	47,390	51,129
Related-party receivables (Note 11)	1		8,666	8,820	8,666	8,820
Total financial assets			17,077,254	14,575,592	17,077,254	14,575,592

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	1		9,450,566	8,169,945	9,450,566	8,169,945
Leases (Note 20.a)	2	Level 2	3,948,373	3,877,090	3,948,373	3,877,090
Debentures (Note 20.a)	1		87,014	221,589	87,014	221,589
5G Licenses (Note 20.a)	1		351,298	351,291	351,298	351,291
Liabilities for the acquisition of a company (Note 20.a)	1		27,037	25,690	27,037	25,690
Derivative transactions (Note 31.a)	2	Level 2	480	6,050	480	6,050
Derivative transactions (Note 31.a)	3	Level 2	—	898	—	898
Liabilities with ANATEL (Note 22)	1		138,832	99,884	138,832	99,884
Amounts to be refunded to customers (Note 22)	1		131,142	124,533	131,142	124,533
Liabilities with related parties (Note 22)	1		114,202	5,103	114,202	5,103

Non-current
Leases (Note 20.a)	2	Level 2	9,511,567	9,718,949	9,511,567	9,718,949
Debentures (Note 20.a)	1		3,500,000	3,500,000	3,500,000	3,500,000
5G Licenses (Note 20.a)	1		974,317	949,395	974,317	949,395
Liabilities for the acquisition of a company (Note 20.a)	1		63,894	63,198	63,894	63,198
Derivative transactions (Note 31.a)	2	Level 2	15,733	87,755	15,733	87,755
Other creditors (nota 20.a)	1		62,025	30,025	62,025	30,025
Liabilities with ANATEL (Note 22)	1		847,671	829,636	847,671	829,636
Liabilities with related parties (Note 22)	1		576	568	576	568
Total financial liabilities			29,224,727	28,061,599	29,224,727	28,061,599

Classification by category

(1)	Amortized cost
(2)	Measured at fair value through profit or loss
(3)	Measured at fair value through OCI

68

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

c)   Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. In seeking such equilibrium, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the three months ended March 31, 2024, there were no changes in capital structure objectives, policies or processes.

The Company includes in the net debt structure the balances of loans, financing, debentures, leases, 5G licenses, contractual retention and contingent liabilities arising from the acquisition of Companies, other creditors and derivative financial instruments, less cash and equivalents cash, accounts receivable from credit rights (FIDC Vivo Money) and judicial deposit related to liability for the acquisition of companies.

d)   Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

d.1)	Currency Risk

The Company is exposed to the foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may reduce receivables or increase payables depending on the exchange rate in the period.

Hedging transactions were executed to minimize the risks associated with exchange rate changes on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these assets and obligations (US$25,798 thousand, €13,042 thousand and £73 thousand paid by March 31, 2024, and US$33,796 thousand, €18,409 thousand and £66 thousand paid by December 31, 2023) to mitigate its foreign exchange risks.

d.2)	Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$6,557,832 and R$4,289,932 on March 31, 2024, and December 31, 2023, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

d.3)	Liquidity Risk

Liquidity risk consists of the possibility that the Company might not have sufficient funds to meet its commitments due to the different timing and settlement terms of its rights and obligations.

The Company structures the maturities of financial instruments so as not to affect their liquidity.

69

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

The Company's cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, are sufficient to meet scheduled commitments in to mitigate liquidity risk.

The maturity profile of consolidated financial liabilities includes future principal and interest amounts up to the maturity date. For fixed rate liabilities, interest was calculated based on the indices established in each contract. For floating rate liabilities, interest was calculated based on the market forecast for each period.

d.4)	Credit Risk

The credit risk arises from the possibility that the Company may incur losses resulting from the difficulty in receiving billed amounts related to the provision of services and the sale of handsets and equipment to its B2C and B2B customers, in addition to the sale of handsets and pre-activated prepaid cards to the distributor network.

Credit risk with accounts receivable is diversified and minimized through strict control of the customer base and constant risk analysis. The Company constantly monitors the level of accounts receivable and limits the risk of overdue accounts by cutting off access to the telephone line if the invoice is past due. For the prepaid mobile customer base, which requires advance loading, there is no credit risk. Exceptions are made for emergency services that must be maintained for reasons of national security or defense.

Credit risk on sales of pre-activated prepaid handsets and cards is managed through a prudent policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first-tier financial institutions as per current credit ratings of financial counterparties.

d.5)	Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that govern environmental licenses and registrations, protection of fauna and flora, atmospheric emissions, waste management and remediation of contaminated areas, among others. If the Company or its business partners are unable to comply with current and future legal requirements, or identify and manage new or existing environmental liabilities, it will have to incur significant costs, which include investigation and remediation costs, indemnities, compensation, adjustment of conduct, fines, suspension of activities and other penalties, investments to improve facilities or change operations, in addition to damage to the Company's reputation in the market.

The identification of new relevant environmental issues, changes in assessment criteria by regulatory agencies, entry into force of more restrictive laws and regulations or other unforeseen events may result in significant environmental liabilities and their respective costs. The occurrence of any of these factors could have a material adverse effect on the Company's business, results of operations and financial condition. According to article 75 of Law No. 9,605/1998, the maximum fine for non-compliance with the environmental law is R$50,000,000 plus losses related to embargoes or administrative sanctions, in addition to indemnities and repairs for damages caused to the environment.

70

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

Climate change poses a series of potential environmental risks for telecommunications operators, including the Company, both from a regulatory and operational perspective. The increase in the intensity and frequency of extreme precipitation events, cyclones, floods and fires may damage, suspend or interrupt the Company's transmission operations for an indefinite period. If successive serious natural disasters occur, the Company may not have sufficient resources to repair its infrastructure in a timely and cost-effective manner.

In a simulation, an increase in temperature directly affected the operational conditions of the Company's network equipment, causing failures, accelerated wear and loss of assets and, therefore, increases in the risks of service interruptions. Cooling equipment essential for the Company's operation. Therefore, global warming may also increase the need for cooling with higher energy use and operating costs.

The telecommunications sector is not especially dependent on fossil fuels, but it is very dependent on electricity consumption for its networks, so that an increase in electricity prices due to the scarcity of natural resources could have a significant impact on the Company's related operating expenses. The estimated economic impact of this risk is classified as substantive in the horizon of 2030.

To manage climate risks, the Company encourages energy efficiency programs and plans for renewable energy and distributed energy generation. It also has a dedicated business continuity area, guided by the Global Business Continuity Regulation (“GBC“), which prescribes the preventive risk management, ensuring the resilience of its operations from possible interruption.

d.6)	Risks Relating to the Brazilian Telecommunications Industry and the Company

The Company's business is subject to extensive regulation, including any regulatory changes that may occur during the terms of the concession agreements and the Company's authorizations to provide telecommunication services in Brazil. ANATEL, oversees, among other matters: industry policies and regulations; licensing (including licensing of spectrum and bidding processes); fees and tariffs; competition, incentives and competitive aspects (including the Company's ability to grow by acquiring other telecommunications businesses); service, technical and quality standards; consumer rights; penalties and other sanctions related to interconnection and agreements; in addition to related obligations to the universalization of services.

The Brazilian telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. The Company operates under authorizations and a concession from the Brazilian government, and the ability to maintain these authorizations and concession is a precondition to the Company's success. However, because of the changing nature of the Brazilian regulatory framework, the Company cannot guarantee that ANATEL will not adversely modify the terms of the Company's authorizations and/or licenses. Accordingly, the Company's operating authorizations and licenses, must meet specific requirements and maintain minimum quality, coverage and service standards. Any failure to comply with these requirements may result in the imposition of fines, penalties and/or other regulatory responses, including the termination of the Company's operating authorizations and concession. Any partial or total termination of any of the Company's operating authorizations and licenses or the Company's concession would have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

71

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

In recent years, ANATEL has reviewed and introduced regulatory changes, especially regarding competition measures and interconnection fees charged among local providers of telecommunications services. Asymmetric competition measures may include regulations aimed at rebalancing markets where one participant has significantly different market share over other competitors. The adoption of disproportionately asymmetric measures could have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

In this sense, it is important to highlight that, as stated in ANATEL's regulatory agenda for the 2023-2024 biennium, the revision of the General Competition Targets Plan (“PGMC”), approved by the Resolution no. 600, of November 8, 2012 and updated by Resolution no. 694, of July 17, 2018, which concentrates, in a single normative instrument, a set of specific measures aimed at promoting competition and establishes the milestones for future reassessments of the performance of sectoral competition. This review, which takes place every four years and began with the publication of public consultation no. 64, of November 6, 2023, is dedicated to the reassessment of relevant markets in the sector, asymmetric regulatory measures and power holders of Significant Market (“PMS”), previously established by the regulation itself. As previously mentioned, also in November 2023, ANATEL submitted to public consultation the revision of the Spectrum Use Regulation (“RUE”), approved by Resolution No. 671, of November 3, 2016. The new wording proposed by ANATEL includes , among other changes, new rules for granting authorizations for the use of spectrum on a secondary basis, in addition to changes in the procedures for evaluating the efficient use of spectrum by ANATEL. The expectation, indicated in the regulatory agenda for the 2023-2024 biennium, is that the new RUE will be published in the fourth quarter of 2024.

Complementing the PGMC review, UPI's recent acquisition of the mobile assets of OI Móvel S.A. by the three largest operators in the Brazilian SMP market (Vivo, Claro and TIM), raised competition concerns by ANATEL and CADE, which imposed regulatory remedies in order to promote competitive conditions in the markets, among which: (i) Reference Offer in the Relevant National Roaming Market; (ii) Reference Offer for developing Personal Mobile Service – SMP through Virtual Network MVNO – (“ORPA de MVNO”); (iii) Offer of Temporary and Onerous Assignment of Radio Frequency Use Rights; and (iv) Industrial Network Exploration Offer.

Regarding the Reference Offer, of Wholesale National Roaming Products (“National Roaming ORPA”), the regulatory remedy uses as a basis the reference values approved and calculated by ANATEL, based on a new methodology to study the roaming market cost model (LRIC + bottom-up model – Act No. 8822/2022). As a result of the change in the methodology used, the new reference values show a significant reduction when compared to the reference values previously in force (FAC-HCA top down model – Act No. 9157/2018).

Still on the Offers mentioned above, specifically the MVNO ORPA and the National Roaming ORPA (“ORPAs”), they were being debated within the scope of ANATEL to discuss the following concepts: (i) Requirement of Exclusivity of Contracting Companies: ANATEL decided, for MVNO LTRO, that the exclusivity requirement violates Res. 550/2010 and therefore cannot be maintained as a condition. For the Roaming LTRO, exclusivity may only be required in cases of contracting (a) National Roaming under an Industrial Exploration regime and (b) conventional National Roaming (transitional use) only on the 5GSA network; and (ii) Collection of Minimum Monthly Deductible: ANATEL decided that in both LTROs the minimum monthly deductible cannot be charged for a period of 05 (five) years.

The Company currently has contracts signed with the possibility of charging the minimum monthly franchise both in the National Roaming market and in the MVNO market, so that current contracts, depending on the contracting companies, can be migrated to the new updated offers.

72

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

Generally, the adoption of disproportionately asymmetric measures and the prospect of adoption, by ANATEL, of concepts, prices and remuneration models may impact on remuneration and costs, causing considerable harm to the business, financial condition, revenues, results operations and prospects of the Company.

As to the interconnection fees, an important part of the Company's revenue and cost bases, these are charged among telecommunications service providers in order to allow and remunerate the interconnected use of their networks. To the extent that changes to the rules governing interconnection fees reduce the fees of the Company or its ability to collect such fees, the Company's businesses, financial condition, revenues, results of operations and prospects could be adversely affected.

In addition, the Company is also subject to changes in rules and regulations aimed at preserving the rights of consumers of telecommunications services. In this sense, it should be added that ANATEL published, in November 2023, the new General Regulation on Consumer Rights (“RGC”), through Resolution No. 765/2023, which will replace Resolution No. 632/2014. This new Regulation changes some provisions in a more relevant way, such as the way telecommunications service offers are made and the rules for blocking due to default, in addition to updating/modernizing some service rules.

Therefore, the Company's business, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following: the introduction of new or less flexible operational and/or service requirements; the granting of operating licenses in the Company's areas; limitations on interconnection fees the Company can charge to other telecommunications service providers; imposition of significant sanctions or penalties for failure to comply with regulatory obligations; delays in the granting of, or the failure to grant, approvals for rate increases; and antitrust limitations imposed by ANATEL and CADE.

d.7)	Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, is to contract insurance coverage for all significant assets and liabilities of high-risk based on Management's judgment and following Telefónica corporate program guidelines.

On March 31, 2024, the maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective total R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

The independent auditors' scope of work does not cover reviewing the sufficiency of the insurance coverage, which was determined by the Company's Management and which it considers sufficient to cover potential claims.

d.8)	Compliance

The Company is subject to compliance with national legislation related to combating corruption, in particular Law No. 12,846/2013 and Decree No. 11,129/2022, as well as foreign legislation relating to the same topic in the jurisdictions in which it operates as a securities issuer and securities, more specifically the US Foreign Corrupt Practice Act – FCPA of 1977.

Violations of legislation aimed at combating corruption may result in financial penalties, damage to reputation and other legal consequences that may negatively affect the Company's activities, the results of its operations or its financial condition.

73

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

The Company has internal policies and procedures designed to prevent, detect and remedy non-compliance with these laws by the Company's directors, officers, partners, executives, representatives and service providers and develops and implements initiatives to ensure continuous improvement of its Compliance Program, through a robust organizational and governance structure that guarantees operations based on ethics, transparency and respect for applicable laws and regulations.

As a result of the Company's commitment to maintaining a robust Compliance Program, the Company obtained the DSC 10,000 certificate - Guidelines for the Compliance System (valid until December 14, 2024) in the years 2020, 2021, 2022 and 2023. The certificate DSC 10.00 highlights the evolution of its Compliance Program over the last few years. Furthermore, in 2023, the Company also received Pro Ética recognition, an initiative by the Comptroller General of the Union (CGU) and the Ethos Institute to encourage the voluntary adoption of integrity measures by companies and, thus, reward those that are committed to implementing actions aimed at preventing, detecting and remediating acts of corruption and fraud.

32.	SUPPLEMENTAL CASH FLOW INFORMATION

The following is a reconciliation of the consolidated cash flow financing activities for the nine months ended March 31, 2024, and 2023.

Consolidated
Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
Balance on December 31, 2023	Entries	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of leases contracts and supplier financing	Interim and unclaimed dividends and interest on equity	Balance on March 31, 2024
Interim dividends and interest on equity	2,247,884	—	(164)	—	—	—	255,000	2,502,720
Financing	30,025	32,000	—	(2,163)	2,163	—	—	62,025
Leases	13,596,039	—	(650,504)	(388,841)	403,361	499,885	—	13,459,940
Debentures	3,721,589	—	—	(237,924)	103,349	—	—	3,587,014
Liabilities for the acquisition of a company	88,888	—	—	—	2,043	—	—	90,931
5G Licences	1,300,686	—	—	—	24,929	—	—	1,325,615
Derivative financial instruments	9,415	216	456	(1,054)	—	—	9,033
Total	20,994,526	32,000	(650,452)	(628,472)	534,791	499,885	255,000	21,037,278
Consolidated
Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
Balance on December 31, 2022	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of leases contracts and supplier financing	Business combination	Interim and unclaimed dividends and interest on equity	Balance on March 31, 2023
Interim dividends and interest on equity	3,187,417	(1,316)	—	—	—	—	337,943	3,524,044
Financing	1,073,090	(3)	—	(2,413)	—	—	—	1,070,674
Leases	12,032,603	(573,765)	(357,396)	335,255	352,623	—	—	11,789,320
Debentures	3,736,833	—	(253,524)	123,583	—	—	—	3,606,892
Liabilities for the acquisition of a company	615,299	(18,426)	(4,973)	11,741	—	26,007	—	629,648
5G Licences	1,843,971	—	—	41,601	—	—	—	1,885,572
Derivative financial instruments	6,118	(22,191)	180	86,699	—	—	—	70,806
Total	22,495,331	(615,701)	(615,713)	596,466	352,623	26,007	337,943	22,576,956

74

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)
33.	CONTRACTUAL COMMITMENTS AND GUARANTEES

a)   Contractual commitments

The Company has unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.

March 31, 2024, the total consolidated nominal values equivalent to the full contract period were:

Periods	Consolidated
1 to 12 months	1,007,759
13 to 24 months	670,131
25 to 36 months	402,971
37 to 48 months	323,466
49 to 60 months	287,118
From 61 months	610,700
Total(1)	3,302,145

(1)	Includes R$118,000, referring to contracts for the provision of security services with Telefónica Cybersecurity Tech, S.L.U. (“CyberCo”) and its subsidiaries, companies of the Telefónica Group.

b)   Guarantees

On March 31, 2024, the Company had guarantees for several commitments with ANATEL, suppliers and legal proceedings:

Consolidated
Insurance of guarantee(1)	27,560,630
Letters of guarantee (Note 31.d.4)	5,040,516
Judicial deposits and garnishments (Note 10)	2,930,472
Property and equipment (Note 13.d)	102,067
Blocked financial investments – Legal proceedings (Note 4)	33,366
Total	35,667,051

(1)	Refer to amounts of insurance contracted to ensure the continuity of the discussion of lawsuits (note 19).
34.	SUBSEQUENT EVENTS

a) Declaration of Interest on Equity

At a meeting held on April 16, 2024, the Company's Board of Directors approved the declaration of interest on equity (“IOE”), in accordance with article 26 of the Company's Bylaws, article 9 of Law no. 9,249/1995 and CVM Resolution No. 143/2022, in the gross amount of R$380,000, equivalent to 0.22994292518 per common share, corresponding to a net income tax amount at source of R$323,000, equivalent to 0.19545148641 per share ordinary, calculated based on the balance sheet as of March 31, 2024.

75

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2024
(In thousands of Reais, unless otherwise stated)

As provided for in article 26 of the Company's Bylaws, such interest will be attributed to the mandatory dividend for the fiscal year ending on December 31, 2024, ad referendum of the Ordinary General Meeting of Shareholders to be held in 2025.

Payment of these proceeds will be made by April 30, 2025, on a date to be defined by the Company's Board of Directors, and will be credited individually to each shareholder, subject to the shareholding position recorded in the Company's records at the end of April 29, 2024.

The JSCP values per share may undergo adjustments to be determined considering the Company's shareholding base to be verified on April 29, 2024 due to possible acquisitions of shares within the Company's Share Buyback Program in force.

b) Confirmation of the amount to be paid for the Capital Reduction

On April 10, 2024, the Company informed its shareholders that there were no acquisitions, disposals or cancellations of shares held in treasury within the scope of the Company's Share Buyback Program. Therefore, the unit value per common share issued by the Company of R$0.90766944153, to be paid as a result of this Reduction remains unchanged, according to the Material Fact of April 4, 2024.

c) Adherence to the State of São Paulo Amnesty Program – Law 17,843/2023

The Government of the State of São Paulo established, through Law 17,843/2023, the tax transaction, which is a debt settlement and installment program offered to taxpayers to promote the regularization of debts with discounts (“Amnesty Program”). The deadline for joining the Amnesty Program is April 30, 2024.

Based on the aforementioned Law, the State Attorney General's Office (“PGE”) published notice no. 01/2024 enabling the transaction of ICMS debts, on which late payment interest is charged, higher than the SELIC, as long as in judicial discussion with title executive (registration in Active State Debt).

The current discounts are 100% of late payment interest and 50% of the remaining balance, limited to the principal amount of the debt. Fees will be charged to PGE on the total amount.

On April 22, 2024, the Company's Management, based on the opinion of its legal advisors, adhered to the Amnesty Program, for processes related to ICMS, within the requirements of the Law, based on the provisioned amount of R$727.8 million, which under the rules of the Amnesty Program will be reduced to R$371.1 million. Of this amount, the Company will offset a judicial deposit of R$38.7 million, leaving R$332.4 million to be paid in up to 60 installments adjusted by the SELIC.

76

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 8, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director